



NW Natural

Serving with Pride

2002 Annual Report





Corporate Profile

NW Natural is a 144-year-old natural gas local distribution company headquartered in Portland, Oregon. For more than a decade, it has grown at two to three times the national average for natural gas LDCs.

The Company serves more than 560,000 customers in northwest Oregon and southwest Washington, including the Portland-Vancouver metropolitan area, the Willamette Valley, the northern Oregon coast and the Columbia River Gorge. More than 200,000 customers have been added to NW Natural's distribution system in the past 10 years.

In keeping with its steady growth, the Company has increased annual dividends paid to shareholders every year for 47 consecutive years.

NW Natural purchases natural gas for its core market from a variety of suppliers in the western United States and Canada. In addition, the Company operates an underground gas storage facility in Columbia County, Oregon, and leases additional gas storage outside its service area. NW Natural also operates two liquefied natural gas plants in its service area.

Financial Briefs

	2002	2001	Percent increase (decrease)
Earnings			
Financial facts ($000):			
Net operating revenues	**287,544**	276,011	4
Net income	**43,792**	50,187	(13)
Earnings applicable to common stock	**41,512**	47,786	(13)
Financial ratios (%):			
Return on average common equity	**8.7**	10.4	(16)
Capital structure at year-end			
Long-term debt	**47.6**	43.0	11
Preferred and preference stock	**0.9**	3.8	(76)
Common stock equity	**51.5**	53.2	(3)
Common stock			
Shareholder data:			
Common shareholders	**10,026**	10,359	(3)
Average shares outstanding (000)	**25,431**	25,159	1
Per share data ($):			
Basic earnings	**1.63**	1.90	(14)
Diluted earnings	**1.62**	1.88	(14)
Dividends paid on common stock	**1.260**	1.245	1
Book value at year-end	**18.88**	18.56	1
Market value at year-end	**27.06**	25.50	6
Operating highlights			
Gas sales and transportation deliveries (000 therms):	**1,126,084**	1,123,287	0
Degree days (20-year average, 4,216)	**4,232**	4,325	(2)
Customers at year-end	**560,067**	540,931	4
Number of utility employees	**1,261**	1,284	(2)

Dividends paid on common stock

Payment date (per share)	2002	2001
February 15	$ **0.315**	$ 0.310
May 15	**0.315**	0.310
August 15	**0.315**	0.310
November 15	**0.315**	0.315
Total dividends paid	$ **1.260**	$ 1.245



WASHINGTON
OREGON
Astoria
Mist
Vancouver
The Dalles
Portland
Molalla
Salem
Lincoln City
Newport
Albany
Eugene
Coos Bay
Legend
Williams Northwest Pipeline
NW Natural gas transmission line
Kelso Beaver (KB) Pipeline
Proposed pipelines to Molalla and Coos Bay
Service territory
LNG plant
District offices
Mist underground storage
Propane system



DIVIDENDS PAID PER SHARE
IN DOLLARS
$1.27
$1.26
$1.25
$1.24
$1.23
$1.22
$1.21
$1.20
$1.19
$1.18
$1.17
97
98
99
00
01
02

Annual dividends paid per share in 2002 increased for the 47th consecutive year, a growth record matched by few companies.



EARNINGS PER SHARE
IN DOLLARS
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
97
98
99
00
01
02
DILUTED EARNINGS PER SHARE
REDUCTION IN EARNINGS PER SHARE FROM INVESTMENT WRITEDOWNS:
– 50 cents per share in 1998 due to asset impairment charges
– 33 cents per share in 2002 due to a loss provision for PGE acquisition costs

Diluted earnings were $1.62 per share in 2002. Results include a 33 cent per share loss provision for PGE acquisition costs.

CONTENTS


Page 8

Mauricio Carcamo

Customer Satisfaction

It isn't easy keeping customers happy as wholesale gas prices fluctuate. In 2002, NW Natural maintained its reputation for exemplary customer service and reasonable prices, and further increased customer satisfaction.


Page 10

Kishore Duwadi

Gas Storage

NW Natural's underground and liquefied natural gas storage facilities provided both cost savings and added revenue, proving again that they are major strategic assets for the Company.


Page 12

Mark Farley

Customer Growth

Despite a slow economy, NW Natural surpassed its customer acquisition targets for 2002, adding 19,136 customers. The Company scored gains in both the conversion and new construction markets.

Serving with Pride


Page 14

Lee Hughes

Safety

In 2002, NW Natural stepped up its pipeline safety and system security measures to meet federal requirements and to assure safe, reliable service to customers.

Community Service

The spirit of community service is alive and well at NW Natural. Employees contribute their time and resources to good causes, and the Company demonstrates a continuing commitment to good corporate citizenship.


Page 16

Tonya Brumley

On the cover:

NW Natural Meter Reader Rick Brady has made fast friends with Cooper, one of the dogs on his meter reading route in Southwest Portland. His secret? A friendly attitude—and Company-provided dog biscuits. ***Says Brady: "We must never forget that each meter represents a customer. I try to treat their pets and property with care."***



NW Natural President and Chief Executive Officer Mark Dodson (left) with Chairman of the Board Dick Reiten along Portland's waterfront. The Company's headquarters is in the background.

Proud to Serve, Primed to Succeed

To Our Shareholders:

In any year, we would be pleased to report strong earnings, high value to shareholders and excellent customer service.

But we were especially proud of these results in 2002—a tumultuous year on many fronts. Despite a weak economy and a difficult year for the energy industry, NW Natural achieved solid operating results.

During the year, our customers continued to receive excellent service. We also saved substantially on gas costs, providing rate relief to customers while still adding to the bottom line. At mid-year we terminated the Portland General Electric (PGE) acquisition to avoid major risks associated with the transaction. We provided storage services to new interstate customers. And we managed our way through some unusually warm weather in the fourth quarter.

Though the year was challenging, we stayed focused on our core business activities. At the same time, we continued our commitment to the highest standards of ethical business conduct with our customers, shareholders and business partners. We believe our reputation for fairness and honesty is a significant strength for NW Natural.

A year of accomplishments

In 2002, NW Natural:

- Earned $1.62 a diluted share including the effects of charges related to the PGE acquisition effort, or $1.95 a share before these charges.
- Added 19,136 customers, growing our customer base by more than 3 percent for the 16th consecutive year.
- Gained approval from Oregon regulators for a conservation tariff to help stabilize margin revenues while better aligning the Company's financial interests with customers' conservation goals.
- Exceeded 2001 customer additions from residential and commercial conversions and residential new construction, despite weak economic conditions.
- Expanded service in the interstate gas storage market, with earnings in this segment increasing to 14 cents a share from 8 cents a share in 2001.
- Refunded $33 million to customers while adding 26 cents a share to earnings from savings on the cost of purchased natural gas.
- Lowered rates by an average of nearly 12 percent across all customer classes.
- Elected to terminate the October 2001 contract to acquire PGE in light of the risks associated with the subsequent bankruptcy of PGE's parent company, Enron Corp.
- Paid dividends on common stock of

$1.26 a share, making 2002 the 47th consecutive year in which the Company's dividend payments have increased.

PGE decisions made thoughtfully, prudently

Given the turmoil in the energy industry, it was particularly important in 2002 that NW Natural make decisions about its future with thorough knowledge and care. Nowhere was this more evident than in the Company's decisions regarding the acquisition of PGE.

In October 2001, NW Natural had entered into a contract with Enron Corp. to purchase PGE. Two months later, Enron filed for bankruptcy, turning a sound acquisition opportunity into a transaction with significant unknown potential risks. Those risks threatened the benefits we had expected to achieve from the acquisition. On May 16, 2002, NW Natural and Enron jointly announced an agreement to terminate the purchase contract.


GAS SALES AND TRANSPORTATION DELIVERIES
IN MILLIONS OF THERMS
1,350
1,200
1,050
900
750
600
450
300
150
92 93 94 95 96 97 98 99 00 01 02
RESIDENTIAL, COMMERCIAL AND INDUSTRIAL FIRM SALES
INDUSTRIAL INTERRUPTIBLE SALES
TRANSPORTATION
Gas sales and transportation deliveries were 1.126 billion therms in 2002, the fourth highest in NW Natural's history.

Rate proposal addresses increased costs

We paid close attention in 2002 to strengthening the foundation of our business to help ensure future success.

In November 2002, we filed a general rate case with the Oregon Public Utility Commission (OPUC). As part of that case, we requested rate recovery for increased costs in several key areas, including:

– Pension, insurance and health benefit costs, and

– Costs related to new federal regulations, including pipeline integrity and operator qualifications.

In addition, we asked for recovery of significant system investments planned for the next several years. These include the extension of a transmission pipeline that connects to our Mist underground storage facilities, and a new distribution system in Coos County on the southern Oregon coast.

In anticipation of this filing, we set the stage for collaboration by holding workshops with representatives of industrial, commercial and residential consumers, as well as the OPUC staff.

We undertook a collaborative approach in order to eliminate surprises and pave the way for a healthy discussion of major issues. We hope to receive an OPUC decision in time for new rates to take effect by Oct. 1, 2003.

Tariff encourages energy efficiency

We worked to stabilize our revenues in another way, as well.

Our customers have seen several years of double-digit percentage energy rate increases, prompting many of them to reduce their energy use. Meanwhile, our fixed costs were rising.

In 2001, we filed for a new regulatory mechanism called the "conservation tariff," aimed at addressing the price elasticity problem. We know that customers want to reduce their energy use when faced with higher prices. The tariff, approved by the OPUC in September 2002, protects shareholders while supporting customers' interest in conservation.

The mechanism adjusts residential and commercial rates annually so the Company can recover its fixed costs in the face of variable consumption patterns. A partial decoupling tool based on conservation trends separates the Company's profits from its sales volumes.

With the conservation tariff in effect, NW Natural can promote energy efficiency while reducing margin losses from lower gas use. The Company recovered $5.2 million in the last quarter of 2002 as a result of these mechanisms.


TOTAL CUSTOMERS
IN THOUSANDS
600
550
500
450
400
350
300
92 93 94 95 96 97 98 99 00 01 02
NW Natural added 19,136 new customers in 2002, expanding our customer base by 3.5 percent. In the past 10 years, NW Natural has added more than 200,000 new customers.

Assuring profitable growth

Knowing and controlling our costs has become an ingrained part of the way we do business.

NW Natural is one of the few natural gas distribution companies with great growth potential in both the new construction and conversion segments. Our challenge has been to add customers efficiently and profitably. We can say confidently that we are meeting that challenge.

We have been very successful in reducing construction costs. One cost-saver is the Unity program, providing for the joint installation of gas, electric and telecommunication services. In 2002, about 70 percent of new homes in the territory served jointly by PGE and NW Natural were connected with Unity. A new construction hookup using Unity costs about 47 percent less than adding service to a new home using conventional techniques.

On the customer acquisition side, research and more efficient targeted marketing are helping NW Natural add conversion customers more cost-effectively. As a result of new construction and marketing strategies, average construction cost per meter dropped from $1,136 in 2000 to $885 in 2002, a reduction of about 22 percent.

Customer service is key

Adding customers profitably is critical to us—but so is keeping them satisfied.

Through monthly surveys, we keep close tabs on customer satisfaction. In response to customer comments, employee teams work continuously to improve service. In 2002, our service technicians and customer account representatives (phone reps) received the highest satisfaction ratings since the surveys began.

Last fall, all phone reps participated in a training program focused on working with customers on the most difficult issues, such as credit problems and high bills. Although the on-hold times were longer than in past years, customer satisfaction increased.


NUMBER OF CUSTOMERS SERVED BY EACH OPERATING EMPLOYEE
800
700
600
500
400
300
200
100
92 93 94 95 96 97 98 99 00 01 02
Each operating employee served an average 714 customers in 2002, a 63 percent increase from 437 customers served in 1992.

Service technicians routinely earn high customer satisfaction marks, but they were particularly high in 2002. Eighty percent of respondents gave them "excellent" ratings. We attribute these high scores to increased customer service training and a computer-based scheduling system that improved service techs' ability to reach customers' homes within scheduled time windows.

Opportunities for the future

With the basics of our Company in excellent shape, we have the opportunity to grow in our core business while exploring new ventures that complement the distribution business. As always, our future success will depend on our ability to anticipate and manage change.

Mist. Since 1989, when NW Natural began storing natural gas in depleted gas reservoirs at Mist, Ore., the storage field has proven its value. Today, Mist's pools help the Company keep down commodity and transportation costs. Last year, sales of interstate storage services and related activities added 14 cents a share to earnings—up from 8 cents a share the previous year.

NW Natural is expanding Mist to provide more storage for core utility customers, and in the process will add to Mist's potential in the interstate storage market. We will double daily deliverability while augmenting capacity for working gas from 11 billion cubic feet (Bcf) to 17 Bcf by 2008.

As natural gas demand grows and prices fluctuate, storage will continue to help NW Natural stabilize rates and guarantee supply while generating income.

Distributed generation. The energy industry has long discussed natural gas-fueled distributed generation. Today, the conditions exist to move theory into practice. NW Natural is already leading the charge.

In December 2001, NW Natural installed a distributed generation pilot project—a gas-fired microturbine providing electricity and waste heat to a downtown Portland office building. The project attracted national attention to the potential for distributed generation. In 2002, NW Natural and its consortium partners lined up 15 prospective projects featuring microturbines and fuel cells.

At this writing, a 5 kilowatt gas-powered fuel cell is ready to start operating at a juvenile detention center. A local college wants a microturbine to generate electricity and waste heat. And an aquatics center is considering a combined solar/microturbine system to help cut its energy costs. Many similar projects are in the wings.

Pipeline integrity. In the last days of the 2002 session of Congress, lawmakers passed the Pipeline Safety Improvement Act. The Act directs pipeline owners to monitor transmission pipelines aggressively for corrosion and other potential safety hazards.

NW Natural will have up to 10 years to inspect transmission pipelines that fall in "high-consequence areas," as defined by the Act. The Company expects to spend more than $100 million over 10 years to comply. Much of that will be spent modifying pipelines to allow the passage of "smart pigs"— sophisticated monitoring equipment that travels through the pipelines.

NW Natural has a superb safety record. In every aspect of pipeline safety, we meet or exceed safety guidelines. As the Company gears up to respond to new federal expectations, we believe that state regulators will support our pipeline integrity program by granting rate recovery for these expensive federal mandates.

The first and last word

This annual report marks a transition at NW Natural from one CEO to another. Both of us have been honored to be selected to serve in that capacity. We are proud of what the Company has accomplished and humbled by the faith that has been placed in us to keep the legacy intact.

That legacy is due in large part to NW Natural's employees. Their performance in 2002, as in previous years, was stellar—controlling costs while achieving excellent customer service ratings, demonstrating their qualifications for ensuring pipeline safety—and much more.

Our greatest pride comes from the privilege of working with this remarkable group of men and women. Their hard work, dedication and integrity ensure a bright future for NW Natural.

We look forward to continuing to serve you in the years ahead. Thank you for your confidence in us and for sharing our pride in NW Natural.

Richard G. Reiten
Chairman of the Board

Mark S. Dodson
President and Chief Executive Officer
March 24, 2003



Company President and CEO Mark Dodson (right) talks with employees in the Customer Call Center in Portland. From foreground to background are Brian Cunnington, customer service representative; Judi Hall, supervisor of customer communications; and Pat Elmore, customer service representative.

Interview with the CEO

It's All About Value

Q. How does NW Natural provide value to its shareholders?

Mr. Dodson: Our goal is to provide incomparable value to our shareholders as well as to the customers and communities we serve.

We are both a growth company and a value-based stock. That means we can offer our shareholders earnings growth as well as a stable investment. We've faced some significant challenges in the past several years, as have most companies in our industry. Yet we've always come through with strong earnings, a positive growth record and, perhaps as important as anything, our integrity.

Shareholders benefit from our strong stock price, reliable dividend payments which have increased every year for 47 consecutive years, and the fact that we are adding customers at a pace more than twice the national average.

Q. What are the Company's growth prospects?

Mr. Dodson: Unlike most natural gas distribution companies, we have relatively low market share. At the same time, natural gas continues to be the preferred fuel for energy consumers. So in our core business, the customer growth prospects are excellent.

Beyond that, we are exploring possibilities in distributed generation and other ventures that build on what we know how to do. We will consider new ventures only if they fit well with our core competencies.

The growth opportunities in interstate gas storage are especially exciting. As the pressures on gas supplies increase, storage becomes all the more valuable. This year we nearly doubled our earnings from interstate storage services, and there is room for more.

Of course, we remain alert to possibilities for acquiring additional assets. But we won't get involved in anything unless we are absolutely sure the financials are solid and that it makes good sense for our shareholders and customers.

Q. How are you helped or hindered by regulation?

Mr. Dodson: We are fortunate at NW Natural that we enjoy positive and productive relationships with regulatory agencies in both Oregon and Washington. Even though we sometimes see things differently, we trust and respect one another enough to be able to work together and negotiate fairly and openly.

A good example of this relationship is the way we prepared for the filing of our Oregon general rate case in November. Prior to the filing, we held discussions with regulatory staff as well as various customer interest groups. We wanted to establish good communication and a collaborative approach so there would be no surprises when we made the filing, and so the case could proceed as smoothly as possible.

Q. Why is the Oregon rate case important to you, and what are you expecting from it?

Mr. Dodson: The rate case is extremely important because, among other things, it requests rate recovery for some major investments we feel are critical to NW Natural's future and to serving our customers. Among these are investments totaling about $90 million to extend our South Mist pipeline to connect with the interstate pipeline, which will help assure reliable supplies for customers in the fast-growing parts of our region. We are also seeking rate recovery for a $12 million project to build a new distribution system in Coos County — an area that desperately needs economic development. And we have requested a regulatory mechanism to recover the significant costs involved in complying with the new federal pipeline integrity act.

NW Natural has been running extremely lean over the past several years. We want to keep our standing as one of the most efficient natural gas utilities in the nation — but we don't want to be so bare bones that we risk either safety or reliability.



Going Above and Beyond

There's a special spirit at NW Natural. You see it in the way employees care about each other, the way they serve customers and the way they help their communities.

It is a spirit borne of pride — the pride that comes from working for a 144-year-old company known for its high values and integrity, its outstanding customer service and its good corporate citizenship.

NW Natural could not succeed without the people of the Northwest. For that reason, the Company and its employees seek ways to give back — whether through a friendly voice on the phone, expert technical help or corporate support for a community event.

We're here to serve.



NW Natural tents add a glow to the summertime gathering of about 15,000 people at Portland's annual Waterfront Classics performance. NW Natural co-sponsors the event, which features the Oregon Symphony and fireworks along the Willamette River.


Name: Mauricio Carcamo
Location: Eugene, OR
Job title: Service Technician
NWN service: 11 years

Eugene Service Technician Mauricio Carcamo frequently receives customer commendations for his superlative service. Above, he arrives at the home of customer Debbie Steinman to check her gas equipment. ***"I just go by the Golden Rule," says Carcamo. "Do unto others the way you would have them do unto you. I try to treat the customer the way I would like to be treated."***

Satisfying
our customers with exemplary service

> Customer satisfaction improved as gas prices came down. Company employees also received record-high ratings for their customer service.

Aside from safe and reliable service, two things matter most to NW Natural customers: being charged a reasonable price and receiving good service.

In customer satisfaction surveys, NW Natural consistently outranks its competitors on both fronts.

Gas prices a factor

In recent years, overall customer satisfaction declined a few percentage points mainly due to price increases from higher wholesale gas costs. However, in 2002, those ratings improved as the year went on.

NW Natural finished the year with customer satisfaction ratings of "excellent" (i.e., overall service ratings of 9 or 10 on a scale of 1 to 10, with 10 being the highest) from 58.3 percent of customers surveyed, up from 57.8 percent in 2001. The percentage of "satisfied" NW Natural customers, which includes ratings of 7 through 10, exceeded 86 percent.

Two factors in particular contributed to the higher levels of customer satisfaction: gas price reductions and improved service.

Thanks to reductions in wholesale gas costs, NW Natural was able to refund $30 million in gas cost savings to its Oregon customers. The refund was accomplished through a credit on customers' June bills. Thank-you notes flooded into the Company, with customers expressing sentiments such as: "I wish all utilities were as nice as you," and "Thank you for always looking out for our best interests!"

In October, the Company went further and reduced its rates for both Oregon and Washington customers.

Employees shine in service ratings

NW Natural's monthly customer surveys showed that customers' ratings of their interactions with NW Natural employees improved even when prices were up. Customer service ratings reached record highs in 2002 as prices came down.

Customers' ratings of their interactions with NW Natural's customer service representatives, who provide telephone service, improved from 72 percent "excellent" at the start of the year to 75 percent by year-end, also a record high. Customers' ratings of their interactions with the Company's customer service technicians, who conduct onsite visits to help customers with equipment or service needs, reached an all-time high of 84 percent "excellent" in 2002.

Outshining the competition

Since NW Natural began tracking customer satisfaction, the Company has consistently outperformed its competition — specifically, electric utilities — in satisfaction surveys. Last year, the satisfaction gap widened between the "excellent" ratings for NW Natural and the average for all electric providers in the Company's service area. The variance grew from a 13 percentage point advantage for NW Natural in 2001 to a 16.6 percentage point advantage in 2002. Of the 16 electric providers in the Company's service territory, only one earned higher customer satisfaction ratings than NW Natural in 2002.

Surveys in 2002 also showed that some 60 percent of customers still consider natural gas to be the home energy source with the best overall value. Electricity was the second choice at 12 percent.

Partnering to Meet Customer Needs



NW Natural's Lincoln City Utility Coordinator Judy Thompson reviews building plans for the new Summit Ridge subdivision with Dan James, owner of Northwest Homes. NW Natural works closely with builders to coordinate construction and ensure the smooth installation of natural gas service.

Storing
valuable resources for customers and the region

NW Natural is achieving cost savings and additional revenues by expanding its underground and liquefied natural gas storage activities.

With today's price volatility and competition for interstate pipeline space, storage is a critical asset in the natural gas industry. NW Natural's underground storage and liquefied natural gas (LNG) plants help the Company keep down gas costs while generating additional revenue.

Pipeline project moves forward

NW Natural is in the process of extending the transmission pipeline that connects the Mist underground gas storage field to the Company's distribution system west and south of Portland. The South Mist Pipeline Extension (SMPE) will serve some of the state's fastest growing communities as well as connecting to the interstate pipeline system.

The SMPE project involved one of the most complicated energy siting proceedings ever conducted by Oregon's Energy Facility Siting Council (EFSC). Following two years of review of NW Natural's application, including extensive public involvement, the EFSC granted a permit for the project, with conditions, on March 13, 2003. The Company hopes to begin construction in the summer of 2003 and to have the entire pipeline extension in service in time for the winter of 2004-05.

Interstate storage attracts customers

In 2002, NW Natural increased the number of interstate storage customers to six firm and two interruptible customers. The Company began interstate storage sales in 2001 with four firm customers. In 2002, NW Natural marketed about one Bcf of new working gas capacity to new and existing customers.

NW Natural signed a contract with Entergy-Koch Trading, LP, to trade temporarily available storage and transportation capacity in the interstate market. Aquila Energy had performed this "optimization" service for NW Natural before leaving the trading business. Interstate storage and optimization services contributed 14 cents a share to the Company's 2002 earnings compared to 8 cents a share in 2001.

LNG — a versatile commodity

NW Natural built its two LNG plants to ensure a supply cushion in the event of pipeline disruptions or extremely cold weather. But liquefied natural gas — coupled with specialized transport vehicles — is both versatile and valuable.

In 2002, BC Gas in Vancouver, British Columbia, needed a supply of LNG to fuel a remote lumber mill when its own LNG plant closed for maintenance. NW Natural sold LNG and leased its 10,000-gallon trailer to the Canadian company, which purchased more than 130 trailer loads over eight months.

NW Natural also uses LNG trailers to keep natural gas flowing to customers during transmission line repairs. The Company has used a 500-gallon trailer to allow industrial customers a chance to test natural gas before switching fuels for their plants, resulting in added year-round load.

The Added Value of LNG



NW Natural sells liquefied natural gas to other local gas distributors to supplement their supplies. Above, Portland LNG Plant Operator Teri Carl adjusts the pressure that delivers LNG from the trailer into the ambient vaporizing unit. The vaporizer warms the LNG back into gaseous form for use in the distribution system.


NW Natural

Name: Kishore Duwadi
Location: Miller Station, Mist, OR
Job title: Supervising Engineer, Gas Storage
NWN service: 11 years

Kishore Duwadi supervises operations at NW Natural's underground gas storage facilities at Mist to help assure reliable gas supplies to customers. Mist is the only commercial gas-producing field in the Pacific Northwest, and its gas resources continue to be explored and developed. ***"The employees here are all very helpful and team-oriented," says Duwadi. "We take pride in running the plant without any significant down time. When the demand is there, we do everything we can to meet the customers' needs."***

Growing
our customer base through targeted efforts

The Company exceeded most of its customer growth targets for 2002, with particularly strong growth in residential conversions.

NW Natural added 19,136 customers in 2002, some 18 percent more than projected at the start of the year.

Solid results in new construction

New residential construction got a boost from low interest rates. Natural gas typically captures 90-plus percent of the new construction market. The Company exceeded its residential new construction targets by 24 percent.

New construction in the commercial sector grew at a slower pace, reflecting a slower economy. However, NW Natural still reached 97 percent of its target for new construction commercial customers.

The Company achieved its growth goals in multifamily housing. Although new construction of multifamily units was slower than 2001, NW Natural attracted a higher share of that market. The shift was attributed to NW Natural's targeted work with architects and engineers early in their design of multifamily projects.

Rewarding Builders for Going Gas


NW Natural

NW Natural employees (standing) Kathy Dolezal and Paul Corso serve real estate agents at a Company-sponsored open house lunch in Vancouver, Washington. NW Natural sponsors the builder/real estate agent open houses for new homes that feature natural gas dryer stubs in addition to natural gas heating, water heating, ranges and hearth products. The program is intended to increase awareness about the advantages of building homes ready for natural gas dryers.

Conversions come on strong

While new construction results were favorable in 2002, it was residential conversions that stole the show. The number of residents who converted to natural gas was 29 percent higher than had been projected.

Consumer Services General Manager Grant Yoshihara said the dramatic increase in conversions was due to three factors: 1) a targeted approach for identifying and marketing to customers who live on existing mains, who can be acquired profitably and who have a high likelihood of converting; 2) a successful partnership with heating, ventilation and air conditioning (HVAC) distributors and dealers; and 3) a widening price advantage for natural gas vs. electricity.

NW Natural is using an updated financial model to ensure that customer growth is profitable. The model is based on cash flow and includes a probabilities analysis that provides the Company with better estimates of conversion potential.

"The result is that we are achieving strong customer growth that is meeting our requirements for return on equity invested," said Yoshihara.

Partnership pays off

NW Natural is partnering with HVAC distributors and dealers for advertising and promotion. NW Natural distributes sales leads based on a performance-tracking model that rewards dealers for closing sales and meeting customer expectations. The result has been an increase in the sales-to-lead ratio and a reduction in the costs of generating a sales lead.

Commercial customers also switched to natural gas in 2002, largely because of its price advantages. Gas prices came down while electricity prices remained high. The Company exceeded its target for commercial conversions by 7 percent.

Customers in two areas within NW Natural's service territory — Vancouver, Washington and Eugene, Oregon — were particularly influenced by the widening price advantage of natural gas. In Vancouver, for example, the cost of heating a home with electricity was 58 percent higher than the cost of heating with natural gas.


Name: Mark Farley
Location: Portland, OR
Job title: Main Crew Leader
NWN service: 14 years

Construction employees who connect conversion customers to NW Natural's distribution system are committed to leaving the customer's property looking at least as good as they found it. ***"When we leave a job, hopefully people won't even know we've been there," says Crew Leader Mark Farley, shown above restoring landscaping after a conversion service installation in east Portland.***


Name: Lee Hughes
Location: Salem, OR
Job Title: Distribution Crew Leader
NWN service: 25 years
NW Natural

Distribution Crew Leader Lee Hughes works with fellow Salem crew members Ron Brown and Foo Ma (background, left to right) to replace old bare steel pipe along Highway 99E with new polyethylene or coated steel pipe. ***"The new pipe eliminates leakage and increases transmission capacity," said Hughes. "We can run higher pressure gas through it, and it has a larger diameter. So it is not only safer, but also allows us to serve more customers."***

Protecting
pipelines, employees and the public

Safety remained a NW Natural priority in 2002, as the Company continued improving its infrastructure and construction practices. The Company's safety experts also tightened security, as the nation's utilities responded to the threat of terrorism.

Retrofitting for safety

In 2002, NW Natural replaced more than five miles of bare steel pipelines, ranging from 3/4-inch service lines to 8-inch mains, with coated steel or polyethylene pipe. This began the second phase of an ongoing effort to replace aging pipelines. The Company eliminated all of its original cast iron pipes, some of them nearly 100 years old, in a 15-year project completed in 2000.

An agreement with the Oregon Public Utility Commission allowed the Company to recover about $3 million of its 2002 bare steel replacement costs. In addition, NW Natural is allowed to recover costs for its aggressive geohazard program. In 2002, the Company spent about $1.5 million inspecting, analyzing and protecting transmission lines from landslides and other potential geological hazards.

Employees demonstrate safety qualifications

In 1999, the U.S. Department of Transportation adopted the Operator Qualification (OQ) Rule. The regulation calls for pipeline operators to demonstrate that their employees and contractors are qualified to perform certain tasks affecting pipeline safety.

Over the next three years, NW Natural involved employees and supervisors in identifying 220 "covered tasks" under the OQ Rule. The Company then administered 22,000 individual assessments (written tests and performance evaluations) to 695 employees. All employees and contractors who perform covered tasks qualified under the federal rule by the Oct. 28, 2002 deadline.

NW Natural will assess the skills of new employees and routinely re-qualify current employees. In addition, covered tasks will be added, deleted or modified as construction processes evolve.

Responding to a post-9/11 world

Shortly after Sept. 11, 2001, NW Natural created a Homeland Security Committee to review and improve security procedures at NW Natural facilities.

From replacing old pipe to strengthening security, NW Natural provides for the safety of its customers, employees and local communities.

One of the committee's first actions was to contract with an experienced security specialist who assessed security at the Company's headquarters, service centers, district offices and other facilities. In 2002, the Company started implementing the consultant's recommendations, which included strengthening security protocol and making physical changes at key facilities. These efforts will continue in 2003.

NW Natural invested in new gates, fencing and control monitors at critical locations. Management established and trained employees in new measures for restricting access to Company facilities. The Homeland Security Committee kept employees informed of national security alerts and raised employee awareness of security concerns at all levels of the Company.

Inspecting the Pipe



Federal and state regulators work with NW Natural to inspect pipelines for safety. Above (left to right) are Al Jones, pipeline safety engineer with the Washington Utilities and Transportation Commission; NW Natural Design Engineer Jodi Wright and Chief Engineer Bruce Paskett; and Steve Rieger, engineer with the U.S. Department of Transportation, Office of Pipeline Safety.

COMMUNITY SERVICE



Names:	Tonya Brumley (front); Mindi Thayer (background)
Location:	The Dalles, OR
Job Titles:	Customer Acquisition Coordinator; District Manager
NWN service:	5 years; 8 years

The spirit of community service is strong and ever-present at NW Natural. Above, Tonya Brumley and Mindi Thayer of the Company's office in The Dalles supervise flower planting in a city park with the Brownie Scout Troop they co-lead. ***"My goal is to teach the girls the importance of giving," says Brumley. "Whether it be in time, money or sharing, we can have fun together when we give to others."***

Serving
our communities, for today and the future

For NW Natural and its employees, the idea of service goes beyond supplying a safe, reliable fuel. The Company builds community involvement into its programs and budgets. Individual employees show dedication to their communities by contributing time to causes important to them.

Volunteerism encouraged

NW Natural employees love to volunteer for good causes. Company employees serve as volunteer mentors, theater board members, Special Olympics coaches, tutors and much more. Employees are equally generous financial supporters of programs they care about.

To support and encourage community involvement, NW Natural invites employees to participate in the Dollars for Doers program. Applicants submit entries describing the organizations to which they contribute either time or money. The Company responds with cash contributions.

Contributions support community programs

Each year, NW Natural contributes one percent of net earnings to charity. In 2002, philanthropic priorities included three sectors that are critical to Northwest communities: affordable housing, education and quality of life/ environmental protection. While most of the Company's contributions are made at the corporate level, NW Natural sets aside individual funds for district managers to support local community activities.

In addition to cash, NW Natural's contributions of personnel and products support community organizations. The Company's cook wagons are visible at fund-raisers and other charitable activities year-round. Canopies with the Company logo can be seen at concerts, athletic events and warm-weather festivals.

As in previous years, the Company's 2002 annual charitable campaign proved to be a successful way to encourage employee philanthropy. Last year, employees gave $181,000 to the United Way, Black United Fund and Earth Share of Oregon.

Company demonstrates community leadership

NW Natural takes its responsibilities to Northwest communities seriously. That's why executives and other employees share expertise with governments at all levels on critical policy issues and projects.

The Company and its employees reach out to meet community needs.

In 2002, NW Natural managers helped the City of Portland in efforts to address problems such as a troublesome computer system and a development permitting process that needed to be more user-friendly.

Also in 2002, Chairman and CEO Dick Reiten chaired the Oregon Business Plan Committee, a group of business people eager to help the state find the most direct way out of its economic slump. The planning effort culminated in a December conference sponsored by Oregon's governor-elect and two U.S. senators, moderated by Reiten and attended by 1,300 business and government leaders.

Helping Those in Need



Volunteers provide meals to clients at Transition Projects, which helps Multnomah County residents meet their basic needs for shelter, food, clothing and physical and emotional health. Serving residents at the agency's Clark Center facility in Portland are (left to right) TPI Executive Director Doreen Binder; TPI Board Member and NW Natural Residential Consumer Services Manager Mark Forker; and TPI Volunteer Coordinator Beth Gergick. Residents being served are (left to right) Allan Williams, Ronald Barr and Brad Brotherton.

Governance
by NW Natural Board members

Board creates new committees to assure NW Natural's compliance with governance and ethics requirements.

NW Natural's Board of Directors took steps in 2002 to improve its effectiveness in guiding the Company. It restructured its Executive Committee to become the Governance Committee and created the new Public Affairs Committee. These committees, together with the Audit Committee, will help carry out the Board's and Company's responsibilities under new federal mandates.

The Governance Committee, composed entirely of independent directors, establishes criteria for Board and committee membership; establishes policies that govern the Board's activities, including meeting structure and content; and evaluates the Board, committees and individual director performance. It also reviews annually the performance of the CEO and considers any questions of possible conflicts of interest of Board members and senior executives.

The Audit Committee, also composed entirely of independent directors, is responsible for overseeing matters related to accounting, financial reporting, internal control, auditing and regulatory compliance. During 2002, the Audit Committee expanded its meeting schedule and established new procedures to ensure the continuing integrity of the Company's financial reports.

The Public Affairs Committee is responsible for reviewing NW Natural's policies and practices relating to significant public and political issues that may have an impact on the Company's business operations, financial performance or public image. It oversees NW Natural's programs and policies relating to civic, charitable and community affairs, safety and health, and equal employment opportunity. The Committee makes recommendations to the Board to ensure that the Company fulfills its objectives in a manner consistent with the responsibilities of good corporate citizenship.

By reviewing its existing practices, examining and adopting the best practices of other companies and challenging the Company to meet the highest standards of conduct, the Board has actively responded to rapid changes in the corporate environment.

Overseeing Corporate Governance



Governance Committee members Randy Papé, Melody Teppola, Wayne Kuni (chair), Dick Woolworth, Russ Tromley and Tod Hamachek are responsible for matters of corporate governance, including Board membership, meeting structure and content, and Board and director performance.

The following is management's assessment of Northwest Natural Gas Company's financial condition including the principal factors that affect results of operations. The discussion refers to the consolidated activities of the Company for the three years ended Dec. 31, 2002. References in this discussion to "Notes" are to the notes to the consolidated financial statements.

The consolidated financial statements include:

Regulated utility:

- Northwest Natural Gas Company (NW Natural)

Non-regulated wholly-owned subsidiary businesses:

- NNG Financial Corporation (Financial Corporation), and its wholly-owned subsidiaries
- Northwest Energy Corporation (Northwest Energy), and its wholly-owned subsidiary

Non-regulated majority-owned subsidiary business:

- Canor Energy, Ltd. (Canor), sold in 2000

Together these businesses are referred to herein as the "Company" (see "Non-utility Operations," below, and Note 2).

HIGHLIGHTS

Among its accomplishments in 2002, the Company:

- grew the utility customer base by more than 3 percent for the 16th year in a row, adding 19,136 customers to NW Natural's gas distribution system during the year;
- exceeded the prior year's customer additions from residential and commercial conversions and residential new construction, despite weaker economic conditions;
- reduced rates for NW Natural's customers in Oregon and Washington due to lower purchased gas costs, and refunded $33 million to customers from its savings on gas purchases in the past year;
- expanded service in the interstate market for gas storage services, increasing earnings from this business segment from 8 cents a share in 2001 to 14 cents a share in 2002;
- received approval from the Oregon Public Utility Commission (OPUC) for rate adjustments and a partial decoupling mechanism that will help stabilize margin revenues while better aligning NW Natural's financial interests with customers' interests in conserving energy;
- tested and successfully qualified, under a federally-mandated Operator Qualification rule, all 695 NW Natural employees who work on natural gas pipelines;
- elected to terminate the October 2001 contract to acquire Portland General Electric Company (PGE) in light of the risks associated with the bankruptcy of PGE's parent company, Enron Corp. (Enron); and
- paid dividends on common stock of $1.26 a share, making 2002 the 47th consecutive year in which the Company's dividend payments have increased.

ISSUES AND CHALLENGES

Issues and challenges the Company expects to face in 2003, as discussed below, include the effects and uncertainties relating to a general rate case in Oregon, volatile gas commodity prices, unusually warm temperatures in the winter of 2002-03, continuing weak economic conditions in Oregon and Washington, higher costs for pensions, health benefits and insurance, uncertainties relating to the permits and rights-of-way necessary for the planned extension of the pipeline from NW Natural's Mist gas storage field, and higher capital and maintenance costs due to federal mandates in the area of pipeline integrity.

EARNINGS AND DIVIDENDS

The Company's earnings applicable to common stock in 2002 were $41.5 million, down from $47.8 million in both 2001 and 2000. Earnings for 2002 were reduced by a loss provision of $8.4 million after tax, representing the Company's costs incurred in its effort to acquire PGE from Enron.

Diluted earnings per share from consolidated operations were $1.62 a share in 2002, down from $1.88 a share in both 2001 and 2000. Excluding the charges relating to the acquisition effort, diluted earnings per share from consolidated operations in 2002 would have been $1.95 a share. Earnings for 2001 and 2000 were the highest and second highest on record for the Company. Earnings in 2000 included a gain of 9 cents a share from the sale of Canor.

NW Natural earned $1.76 a diluted share from gas utility operations in 2002, the same as the result from utility operations in 2001, compared to $1.78 a share in 2000. Weather conditions in its service territory in 2002 were very close to average for the year as a whole but were 2 percent warmer than 2001. Temperatures in 2001 were 2 percent warmer than 2000 and 3 percent colder than the 20-year average. Weather in 2000 was 5 percent colder than the 20-year average.

Results in 2002 from the Company's non-utility operations were a loss of 14 cents a share, including earnings of 14 cents a share from gas storage operations, charges equivalent to 33 cents a share relating to the effort to purchase PGE, and earnings of 5 cents a share from other subsidiary and non-utility operations. The charges relating to the PGE transaction resulted from the termination effective July 1, 2002 of the Company's contract to purchase PGE. Non-utility operating results for 2001 were earnings of 12 cents a share, including 8 cents a share from gas storage operations. Non-utility operating results for 2000 were earnings of 10 cents a share, including a gain of 9 cents a share from the sale of Canor (see "Non-utility Operations," below).

Dividends paid on common stock were $1.26 a share in 2002 compared to $1.245 a share in 2001 and $1.24 a share in 2000.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing the Company's financial statements using generally accepted accounting principles in the United States of America (GAAP), management exercises judgment in the selection and application of accounting principles, including making estimates and assumptions. Management considers its critical accounting policies to be those which are most important to the representation of the Company's financial condition and results of operations and which require management's most difficult and subjective or complex judgments, including those that could result in materially different amounts if the Company reported under different conditions or using different assumptions. The Company's critical accounting policies are described below. Other significant accounting policies and recent accounting pronouncements are discussed in Note 1.

Regulatory Accounting

NW Natural generally uses the same accounting policies and practices used by unregulated companies for financial reporting under GAAP. However, sometimes these principles, such as Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," require different accounting treatment for regulated companies to show the effects of regulation. For example, in setting NW Natural's retail rates, the OPUC may not allow NW Natural to charge its customers currently to recover certain expenses, but instead may require that these expenses be charged to customers in the future. In this situation, SFAS No. 71 requires NW Natural to defer these items and show them as regulatory assets on the balance sheet until NW Natural is allowed to charge its customers. NW Natural then amortizes these items as expense to the income statement as the charges are recovered from customers. Similarly, certain revenue items may be deferred as regulatory liabilities, which are also eventually amortized to the income statement as rates to customers are reduced.

The conditions a regulated company must satisfy to apply the accounting policies and practices of SFAS No. 71 include:

- an independent regulator sets rates;
- the regulator sets the rates to cover specific costs of delivering service; and
- the service territory lacks competitive pressures to reduce rates below the rates set by the regulator.

NW Natural applies SFAS No. 71 in accounting for its regulated operations. The Company periodically assesses whether it can continue to apply SFAS No. 71. If NW Natural should determine in the future that all or a portion of its regulatory assets and liabilities no longer meet the criteria for continued application of SFAS No. 71, then it would be required to write off the net unrecoverable balances of its regulatory assets and liabilities as a charge to income.

Revenue Recognition

Utility revenues are derived primarily from the sale and transportation of natural gas. Utility revenue from gas sales and transportation is recognized when the gas is delivered to and received by the customer. Estimated revenues are accrued for gas deliveries not billed to customers from meter reading dates to month end (unbilled revenue) and are reversed the following month when actual billings occur.

Revenues from non-utility services, including gas storage, are recognized upon delivery of the service to customers. Revenues from non-utility optimization contracts are recognized, after deducting for regulatory revenue sharing, over the life of the contract for amounts guaranteed under the contract, or as amounts are earned and reasonably estimable for amounts above the guaranteed value.

Accounting for Derivative Instruments and Hedging Activities

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on Jan. 1, 2001. This statement established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. SFAS No. 133 also requires that changes in the fair value of a derivative be recognized currently in earnings unless specific hedge accounting criteria are met.

NW Natural's Derivatives Policy sets forth the guidelines for using selected financial derivative products to support prudent risk management strategies within designated parameters (see Note 1). NW Natural's primary hedging activities, consisting of natural gas commodity price and foreign currency exchange rate hedges, are principally accounted for as cash flow hedges under SFAS No. 133 and subject to regulatory deferral pursuant to SFAS No. 71. Unrealized gains and losses from mark-to-market valuations of these contracts are not recognized in current income but are reported as non-trading derivative assets or liabilities and offset by a corresponding deferred account balance included under "Regulatory liabilities" or "Regulatory assets."

At Dec. 31, 2002, NW Natural had derivatives outstanding covering its exposures to commodity and foreign currency prices (see Note 11). The fair value of the hedge derivatives outstanding on that date was a net gain of $12.4 million, compared to a net loss of $111.9 million at Dec. 31, 2001. NW Natural had two natural gas price swap contracts extending beyond Dec. 31, 2003, but none extends beyond Oct. 31, 2004. None of the natural gas call option contracts extends beyond March 31, 2003.

In 2002, NW Natural recorded net losses from commodity swap and call option contracts of $75.5 million, compared to net gains of $57.6 million and $56.2 million during 2001 and 2000, respectively. Gains (losses) from commodity hedges are recorded as reductions (increases) to the cost of gas and are included in the calculation of annual Purchased Gas Adjustment (PGA) rate changes. The gain or loss on all foreign currency forward purchase contracts relating to gas purchase obligations is included in NW Natural's cost of gas.

The fair value of derivative instruments at Dec. 31, 2002 and 2001 was determined using estimated or quoted market prices for the periods covered by the contracts. Market prices for the natural gas swap and call option contracts were obtained from external sources. These third-party valuations are reviewed for reasonableness by the Company using fair value calculations for other contracts with similar terms and conditions. The market prices for the foreign currency forward contracts are based on currency exchange rates quoted by The Bank of Canada.

Accounting for Pensions

NW Natural has two qualified non-contributory defined benefit pension plans that cover all regular employees with more than one year of service. These plans are funded through a trust dedicated to providing the benefits. Net periodic pension costs are determined in accordance with SFAS No. 87, "Employers' Accounting for Pensions" (see "Financial Condition – Pension Cost (Income) and Funding Status," below). NW Natural's pension cost consists of service costs, interest costs, the amortization of actuarial gains and losses, and expected long-term returns on plan assets, and is based in part on a market-related valuation of assets. Variances between actual investment gains or losses and expected returns on plan assets are recognized over a three-year period from the year in which they occur, thereby reducing year-to-year volatility.

NW Natural's accumulated benefit obligation, the fair value of plan assets and the amount of annual pension cost are calculated based on a number of actuarial assumptions including an expected long-term return on plan assets, assumed rates of compensation increase and a discount rate (see Note 7). In developing these assumptions, NW Natural evaluates input from its actuaries as well as information available from the securities markets. The actuarial assumptions are evaluated annually and adjusted as necessary.

Based on information from its actuaries and investment advisors, NW Natural reduced its expected long-term return on plan assets from 9 percent to 8 percent, and reduced the discount rate used in calculating benefit obligations from 7.25 percent to 6.75 percent, both effective as of Jan. 1, 2003. Had these assumptions been in effect a year earlier, NW Natural would have recorded net periodic pension cost of $2.2 million for the year, rather than pension income of $0.1 million, and the Company's net income would have been lower by $0.8 million.

Contingencies

The Company records loss contingencies when it is probable that a loss has been incurred and the amount of the loss is reasonably estimable. Estimating probable losses requires analysis of uncertainties that often depend upon judgments about potential actions by third parties. In the normal course of business, NW Natural records accruals for loss contingencies including allowances for uncollectible accounts receivable, environmental claims and property damage and personal injury claims. NW Natural records receivables for anticipated recoveries under insurance contracts when recovery is probable.

RESULTS OF OPERATIONS

Regulatory Matters

NW Natural provides gas utility service in Oregon and Washington, with Oregon representing over 90 percent of its revenues. Future earnings and cash flows from utility operations will be determined largely by the pace of continued growth in the residential and commercial markets and by the ability to remain price competitive in the large industrial market, to control expenses, and to obtain reasonable and timely regulatory ratemaking treatment for investments made in utility plant.

NW Natural's most recent general rate increase in Oregon, which was effective Dec. 1, 1999, authorized rates designed to produce a return on common shareholders' equity (ROE) of 10.25 percent. The OPUC approved a revenue increase of $0.2 million per year, or 0.1 percent of Oregon revenues.

On Nov. 29, 2002, NW Natural filed a new general rate case in Oregon. The filing proposes a revenue increase of $38 million per year from Oregon operations through rate increases averaging 6.8 percent. If the increase were approved as proposed, residential customer rates would increase by 8.9 percent and commercial rates by 4.6 percent; there would be no changes for industrial firm or interruptible customer rates. The proposed rates are designed to produce an ROE of 11.3 percent and to recover increases in NW Natural's cost of service including the costs of complying with new federal regulations regarding pipeline safety and integrity; expanding the Company's underground storage facilities to meet customer growth; commencing service to Coos County, Oregon; improving customer service; and providing for system security, insurance coverage and employee benefits. The schedule for the case provides for settlement conferences in March 2003, the filing of OPUC staff and intervenor testimony in late April, hearings in August and a decision by the OPUC determining new rates by Oct. 1. The Company is unable to determine the extent to which its proposals will be accepted by the OPUC.

In October 2000, the Washington Utilities and Transportation Commission (WUTC) authorized a general rate increase totaling $4.3 million per year, or 12.1 percent. The first $3.0 million per year of the revenue increase, relating to costs allocated to Washington under a cost allocation study approved by the WUTC and the OPUC, was effective on Nov. 1, 2000. The remaining increase of $1.3 million per year was effective on Oct. 1, 2001. The WUTC authorized and based rates on an ROE of 10.8 percent.

NW Natural applies rate changes each year under the PGA mechanisms in its tariffs in Oregon and Washington. The rate increases or decreases reflect changes in the costs of natural gas commodity purchased under contracts with gas producers (see "Comparison of Gas Operations – Cost of Gas," below), the application of temporary rate adjustments to amortize balances in regulatory asset or liability accounts and the removal of temporary rate adjustments effective the previous year. In 2002, the OPUC approved rate decreases averaging 14 percent for NW Natural's Oregon sales customers and the WUTC approved rate decreases averaging 25 percent for NW Natural's Washington sales customers, both effective on Oct. 1, 2002. In 2001, the OPUC approved rate increases averaging 22 percent for Oregon sales customers and the WUTC approved rate increases averaging 21 percent for Washington sales customers, both effective on Oct. 1, 2001. In 2000, the OPUC approved rate increases averaging 23 percent for Oregon sales customers effective on Oct. 1, 2000 and the WUTC approved rate increases averaging 23 percent for Washington sales customers effective on Aug. 1, 2000.

In an order issued in 1999, the OPUC formalized a process that tests for excessive earnings in connection with gas utilities' annual filings under their PGA mechanisms. The OPUC confirmed NW Natural's ability to pass through 100 percent of its prudently incurred gas costs into rates. Under this order, NW Natural is authorized to retain all of its earnings up to a threshold level equal to its authorized ROE plus 300 basis points. One-third of any earnings above that level will be refunded to customers. The excess earnings threshold is subject to adjustment up or down each year depending on movements in interest rates. There were no amounts identified in this process for refund to customers with respect to NW Natural's earnings results in 2000 or 2001. NW Natural does not expect there will be amounts identified for refund with respect to its earnings in 2002, which will be reviewed by the OPUC in the second quarter of 2003.

In 2002, the OPUC approved a settlement in a proceeding NW Natural initiated in 2001 with a goal of stabilizing margin revenues in the face of above- or below-normal consumption patterns. NW Natural believes that reductions in recent years in its customers' gas consumptions per degree day (see "Comparison of Gas Operations – Residential and Commercial," below) were caused by increases in the cost of purchased gas that were passed on to customers as rate increases, and to efforts throughout the region to conserve energy. NW Natural estimates that lower average consumptions per degree day reduced margin from residential and commercial sales by $11 million, equivalent to 26 cents a share, in 2001, and by $10.7 million, equivalent to 25 cents a share, in the first nine months of 2002. Pursuant to the settlement, the OPUC authorized a mechanism for rate changes relating to the impact of price elasticity, starting with small increases to residential and commercial rates that became effective on Oct. 1, 2002. These rate changes contributed an estimated $3.5 million of margin during the fourth quarter of 2002, equivalent to 8 cents a share.

Also under the settlement, the OPUC authorized NW Natural to implement a partial decoupling mechanism effective Oct. 1, 2002. Decoupling mechanisms are used to break the link between a utility's earnings and the energy consumed by its customers so the utility does not have an incentive to discourage customers' conservation efforts. The decoupling mechanism works by adding margin revenues during periods when customer consumptions are lower than baseline consumption or by deducting margin revenues when consumptions are higher than the baseline. Under the partial decoupling mechanism, NW Natural uses a balancing account to defer and subsequently amortize 90 percent of the margin differentials between baseline usage by its residential and commercial customers and weather-normalized actual usage by these customers. The deferred amounts are treated as adjustments to be refunded or collected in future periods. Baseline consumption is based on current customer consumption patterns, adjusted for consumptions resulting from new customers. NW Natural continues to bear the risk of weather-related variations in customer usage. The partial decoupling mechanism will expire at the end of September 2005 unless the OPUC approves an extension based on the results of an independent study to measure the mechanism's effectiveness.

Also under the settlement, NW Natural agreed to adopt certain service quality measures that establish the Company's performance goal for minimizing complaints by customers where the Company is determined to be at fault. If NW Natural exceeds the prescribed level of at-fault complaints, it will be subject to penalties.

Comparison of Gas Operations

The following table summarizes the composition of gas utility volumes and revenues for the three years ended Dec. 31:

(Thousands, except customers and degree days)	2002		2001		2000	
Utility Gas Sales and Transportation Volumes – Therms:						
Residential and commercial sales	597,246		592,358		606,755	
Unbilled volumes	(6,617)		1,771		8,691	
Weather-sensitive volumes	590,629	52%	594,129	53%	615,446	52%
Industrial firm sales	63,215	6%	79,778	7%	76,559	6%
Industrial interruptible sales	26,241	2%	63,597	6%	56,632	5%
Total gas sales	680,085	60%	737,504	66%	748,637	63%
Transportation deliveries	445,999	40%	385,783	34%	431,136	37%
Total volumes sold and delivered	1,126,084	100%	1,123,287	100%	1,179,773	100%
Utility Operating Revenues – Dollars:						
Residential and commercial sales	$ 556,210		$ 520,141		$ 440,302	
Unbilled revenues	(12,702)		13,774		12,661	
Weather-sensitive revenues	543,508	86%	533,915	84%	452,963	85%
Industrial firm sales	42,965	7%	49,662	8%	37,378	7%
Industrial interruptible sales	15,937	2%	34,283	5%	23,483	5%
Total gas sales	602,410	95%	617,860	97%	513,824	97%
Transportation revenues	26,020	4%	20,637	3%	21,491	4%
Other revenues	4,018	1%	(2,325)	–	(3,976)	(1%)
Total utility operating revenues	$ 632,448	100%	$ 636,172	100%	$ 531,339	100%
Cost of gas sold	$ 353,034		$ 364,699		$ 273,978	
Net operating revenues (utility margin)	$ 279,414		$ 271,473		$ 257,361	
Total number of customers (end of period)	560,067		540,931		523,406	
Actual degree days	4,232		4,325		4,418	
20-year average degree days	4,216		4,202		4,197	

NW Natural refunded deferred gas cost savings to its Oregon customers through billing credits in June 2002. The refunds were the customers' 67 percent portion of gas cost savings realized between October 2001 and March 2002, which had been deferred, with interest, pursuant to NW Natural's PGA tariff in Oregon (see "Cost of Gas," below). The refunds reduced total gas sales and total utility operating revenues for 2002 by $30.2 million and cost of gas sold by $29.5 million. The refunds also reduced utility margin by about $0.9 million, but this amount was largely offset by corresponding reductions in franchise tax expense and uncollectible expense with the result that the effect of the refunds on net income was negligible.

Residential and Commercial

NW Natural continued to grow its customer base, with 19,136 customers added during 2002. This represents a growth rate of 3.5 percent, compared to 3.3 percent in 2001 and 4.4 percent in 2000. In the three years ended Dec. 31, 2002, more than 58,000 customers were added to the system, representing an average annual growth rate of 3.9 percent.

Typically, 80 percent or more of NW Natural's annual operating revenues are derived from gas sales to weather-sensitive residential and commercial customers. Accordingly, variations in temperatures between periods affect volumes of gas sold to these customers.

Weather conditions in 2002 were very close to average for the year. Temperatures were 3 percent colder than average in 2001 and 5 percent colder than average in 2000. Weather in 2002 was 2 percent warmer than 2001 and 2001 was 2 percent warmer than 2000. Average weather conditions are calculated from the most recent 20 years of temperature data measured by heating degree-days.

The volumes of gas sold to residential and commercial customers were 1 percent lower in 2002 than in 2001 and 3 percent lower in 2001 than in 2000, reflecting warmer weather as well as lower consumption patterns by customers due to higher gas commodity prices included in rates in previous years. Effective Oct. 1, 2002, the Company implemented rate increases designed to recover the margin lost due to the changes in consumption patterns. Excluding the impact of the refunds to Oregon customers during 2002, related revenues increased $40 million, or 7 percent, primarily due to PGA tariff rate increases effective Oct. 1, 2001 (see "Regulatory Matters," above). Revenue from residential and commercial customers was 18 percent higher in 2001 than in 2000 due to rate increases effective in 2000 and 2001.


WEATHER-SENSITIVE OPERATING REVENUES AND DEGREE DAYS
IN MILLIONS OF DOLLARS
$575
$550
$525
$500
$475
$450
$425
$400
$453
$534
$544
4,418 degree days
4,325 degree days
4,232 degree days
00
01
02
WEATHER-SENSITIVE REVENUES
DEGREE DAYS
Weather-sensitive operating revenues have been at record levels during the past three years. Weather conditions in 2002 were comparable to the 20-year average.

In order to match revenues with related purchased gas costs, NW Natural records unbilled revenues for gas delivered and sold to customers, but not yet billed, through the end of the period. Amounts reported as unbilled revenues reflect the increase or decrease in the balance of unbilled revenues over the prior year-end. Weather conditions, rate changes and customer billing dates from one period to the next affect year-end balances.

Industrial Sales, Transportation and Other Revenues

The following table summarizes the delivered volumes and margin by market segment in the industrial market:

(Thousands)	2002	2001	2000
Delivered volumes by market segment (therms):			
Electric generation	3,400	42,867	3,798
Industrial sales and transportation	531,195	486,116	560,675
Total volumes	534,595	528,983	564,473
Margin by market segment (dollars):			
Electric generation	$ 4,584	$ 4,721	$ 71
Industrial sales and transportation	40,666	43,251	46,683
Total margin	$ 45,250	$ 47,972	$ 46,754

Total volumes delivered to industrial and electric generation customers were 1 percent higher in 2002 than in 2001 and 6 percent lower in 2001 than in 2000. Combined margins from these customers were 6 percent lower in 2002 than in 2001 and 3 percent higher in 2001 than in 2000.

Excluding electric generation customers, volumes delivered to end-use industrial sales and transportation customers were 9 percent higher in 2002 than in 2001 and 13 percent lower in 2001 than in 2000. Margin from these customers was 6 percent lower in 2002 than in 2001 and 7 percent lower in 2001 than in 2000. The decline in margin from these customers was due to migrations of some industrial customers from higher margin firm service to lower margin interruptible service and to plant shut-downs or cut-backs in the manufacturing sector because of economic conditions.

In the electric generation market segment, margin was $4.6 million and $4.7 million in 2002 and 2001, respectively, equivalent to 11 cents a share in each year. More than 90 percent of the margin but only about 14 percent of the gas deliveries in each of these years was from two customers that were served under contracts that went into effect in the second half of 2001 and expired at the end of the second quarter of 2002. Most of the margin from these contracts was from fixed charges. A third electric generation customer used 3.0 million therms in 2002, 36.8 million therms in 2001 and 3.8 million therms in 2000 under contracts with low volumetric charges. Margin in the electric generation market segment in 2000 was negligible.

Other revenues include amortizations of regulatory accounts and miscellaneous fee income. In 2002, other revenues increased net utility operating revenues by $4.0 million. Other revenues in 2002 included customer late payment and collection fees ($3.1 million), amortizations of regulatory accounts covering customer consumption under NW Natural's decoupling mechanism ($1.7 million) (see "Regulatory Matters," above), miscellaneous revenues ($1.6 million) and refunds due to sharing of income from interstate gas storage services ($1.2 million), partially offset by amortizations from regulatory accounts covering conservation programs ($2.1 million) and Year 2000 costs ($1.5 million).

In 2001, other revenues reduced net utility operating revenues by $2.3 million. Other revenues in 2001 included expense amortizations of regulatory accounts covering conservation programs ($4.9 million), Year 2000 costs ($1.2 million) and property taxes ($0.2 million), partially offset by revenues from customer late payment and collection fees ($2.9 million) and miscellaneous revenues ($1.3 million).

Cost of Gas

The cost per therm of gas sold was 5 percent higher in 2002 than in 2001 and 35 percent higher in 2001 than in 2000. The cost per therm of gas sold includes current gas purchases, gas drawn from storage inventory, gains or losses from commodity hedges, margin from off-system gas sales, demand cost equalization, regulatory deferrals and company use.

Results for 2002 include an adjustment reducing cost of gas by $29.5 million (see "Comparison of Gas Operations," above). Excluding the impact of this adjustment, the cost per therm of gas sold was 14 percent higher in 2002 than in 2001, primarily due to higher prices in the natural gas commodity market. Results for 2002 also include adjustments reducing cost of gas by $2.9 million to correct the amount of deferred expenses related to the recovery of pipeline demand charges under NW Natural's Oregon PGA mechanism. These adjustments contributed 7 cents a share to earnings during 2002. The corrected methodology will continue to be applied in the future.

NW Natural uses a natural gas commodity-price hedge program under the terms of its Derivatives Policy (see Note 1) to help manage its variable price gas commodity contracts. NW Natural recorded net losses from commodity swap and call option contracts of $75.5 million during 2002, compared to net gains of $57.6 million and $56.2 million in 2001 and 2000, respectively. Gains (losses) from commodity hedges are recorded as reductions (increases) to the cost of gas and the majority of such gains and losses are included in annual PGA rate adjustments.

Under NW Natural's PGA tariff in Oregon, net income from Oregon operations is affected within defined limits by changes in purchased gas costs. NW Natural absorbs 33 percent of the higher cost of gas sold, or retains 33 percent of the lower cost, in either case as compared to projected costs built into rates. The remaining 67 percent of the higher or lower gas costs is recorded as deferred debits or credits (regulatory assets or liabilities) for recovery from or refund to customers in future rates. Net savings realized from gas commodity purchases in 2002 contributed $10.8 million of margin, equivalent to 26 cents a share of earnings. Net savings realized from gas purchases in 2001 totaled $12.3 million, of which $8.2 million was deferred for refund to customers and $4.1 million was reflected as an increase in margin. These gas cost savings contributed 10 cents a share to earnings in 2001, while excess gas costs in 2000 reduced earnings by 7 cents a share.

Under an agreement with the OPUC, margin from off-system gas sales is treated as a reduction of gas costs. These sales reduced the cost of gas sold by $2.8 million in 2002, $2.6 million in 2001 and $3.0 million in 2000.

Natural gas commodity prices have fluctuated dramatically in recent years. NW Natural has sought to mitigate the effect of price volatility on core utility customers through the use of its underground storage facilities, by entering into gas commodity-based financial hedge contracts, and by crediting gas costs with margin revenues derived from off-system sales of commodity and released transportation capacity in periods when core utility customers do not fully utilize firm pipeline capacity and gas supplies.

Non-utility Operations

At Dec. 31, 2002 and 2001, the Company's non-utility operations consisted of two direct wholly-owned subsidiaries, Financial Corporation and Northwest Energy, and gas storage operations. One discontinued segment, Canor, a majority-owned subsidiary, was sold in 2000 (see "Discontinued Segment," below).

Financial Corporation

Financial Corporation's operating results in 2002 were net income of $1.2 million, compared to $0.7 million in 2001 and $0.1 million in 2000. The increases in net income from 2001 to 2002, and from 2000 to 2001, were due to improved operating results from Financial Corporation's investments in limited partnerships in wind and solar electric generation projects in California. The Company's investment in Financial Corporation at Dec. 31, 2002, was $9.1 million, compared to $7.9 million and $7.2 million at Dec. 31, 2001 and 2000, respectively.

Northwest Energy

Northwest Energy was formed in 2001 to serve as the holding company for NW Natural and PGE if the acquisition of PGE had been completed. Northwest Energy recorded a loss provision totaling $13.9 million (before tax) in 2002 for the transaction costs incurred in connection with the effort to acquire PGE. These charges, equivalent to 33 cents a diluted share, were based upon the Company's judgment that the acquisition was no longer probable.

Discontinued Segment

During 2000, the Company sold its interest in Canor at a gain of $2.4 million, equivalent to 9 cents a share (see Note 2).

Gas Storage

NW Natural realized net income from its non-utility gas storage business segment in 2002, after regulatory sharing and income taxes, of $3.6 million or 14 cents a share, up from $2.1 million or 8 cents a share in 2001 and $0.1 million or negligible earnings per share in 2000. Gas storage services are provided to upstream interstate customers using storage capacity that has been developed in advance of core utility customers' requirements. NW Natural retains 80 percent of the income before tax from gas storage services and credits the remaining 20 percent to a deferred regulatory account for sharing with its core utility customers.

Results for the gas storage business segment also include revenues, net of amounts shared with core utility customers, from a contract with an independent energy trading company that seeks to optimize the use of NW Natural's assets by trading temporarily unused portions of its gas storage capacity and upstream pipeline transportation capacity.

Operating Expenses

Operations and Maintenance

Consolidated operations and maintenance expenses were $1.2 million, or 1 percent, higher in 2002 than in 2001. The increase was caused primarily by higher payroll costs due to wage and salary increases ($1.3 million) and higher expenses for pension ($2.5 million) (see "Financial Condition – Pension Cost (Income) and Funding Status," below) and health benefits ($1.2 million), partially offset by an amount charged to a litigation reserve in 2001 ($1.7 million), lower information technology expenses ($1.0 million) and lower uncollectible accounts expense ($0.5 million).

Consolidated operations and maintenance expenses were $6.1 million, or 8 percent, higher in 2001 than in 2000. The increase resulted primarily from higher payroll costs due to wage and salary increases ($1.9 million), higher costs for employees' health and pension benefits ($1.9 million), a charge to a litigation reserve resulting from an unfavorable decision by the Oregon Supreme Court in a case involving a claim by a commercial customer ($1.7 million) and higher uncollectible accounts expense ($1.0 million).

Taxes Other Than Income Taxes

Taxes other than income taxes, which are principally comprised of property, franchise and payroll taxes, increased $1.8 million, or 6 percent, in 2002. Property taxes increased $1.6 million, or 13 percent, due to higher property tax rates and utility plant additions. Franchise taxes, regulatory fees and payroll tax expenses accounted for the remaining $0.2 million increase in 2002.

Taxes other than income taxes increased $3.9 million, or 14 percent, in 2001. Property taxes increased $1.8 million, or 18 percent, due to higher property tax rates and utility plant additions. Franchise taxes, which are based on gross revenues, increased $1.5 million, or 12 percent, reflecting higher revenues due to NW Natural's growing customer base and rate increases effective in late 2000 and 2001. Regulatory fees and payroll tax expenses accounted for the remaining $0.6 million increase in 2001.

Depreciation and Amortization

The Company's depreciation and amortization expense increased by $2.5 million in 2002 and by $2.2 million in 2001, or about 5 percent in each of these years, primarily due to corresponding increases in utility plant and non-utility plant in service.

Depreciation and amortization expense was $3.6 million or about 7 percent lower in 2000 than in 1999, primarily due to charges to depreciation expense in 1999 to write down NW Natural's customer information system pursuant to the OPUC's order in its Oregon general rate case concluded in 1999.

As a percentage of average plant and property, depreciation and amortization expense was 3.5 percent in each of 2002, 2001 and 2000.

Other Income (Expense)

The Company's other income (expense) decreased $16.2 million in 2002, primarily due to a $13.9 million charge to a loss provision for costs incurred in the effort to acquire PGE. Excluding the provision for PGE acquisition costs, other income (expense) decreased $2.3 million, primarily due to higher interest accrued on deferred regulatory account balances ($2.6 million), an increase in miscellaneous non-operating expenses ($0.6 million) and a decrease in miscellaneous non-operating income ($0.3 million), partially offset by an increase in earnings from investments ($1.3 million).

Other income in 2001 was $1.3 million, or $2.5 million lower than in 2000, primarily due to lower interest income accrued on deferred regulatory account balances ($1.9 million) and lower miscellaneous non-operating income ($0.6 million).

Interest Charges – Net

The Company's net interest expense in 2002 was $0.3 million, or 1 percent, higher than in 2001, primarily due to higher average balances of long-term debt outstanding.

Net interest expense in 2001 was $0.2 million higher than in 2000. Excluding a $1.0 million charge to interest expense due to an unfavorable litigation decision, interest expense decreased $0.8 million in 2001 due to lower average interest rates.

Allowance for Funds Used During Construction (AFUDC) represents the cost of funds used during the construction of utility plant (see Note 1). In 2002, AFUDC reduced interest expense by $0.6 million compared to $1.0 million in 2001 and $0.8 million in 2000. AFUDC was calculated using weighted average rates of 2.8 percent in 2002, 6.2 percent in 2001 and 6.0 percent in 2000 (see "Financial Condition – Cash Flows – Financing Activities," below).

Income Taxes

The effective income tax rate of 34.9 percent in 2002 includes the effect of the tax benefit from the $13.9 million charge for costs incurred in the effort to acquire PGE. Absent this charge, the effective tax rate for 2002 would have been 35.6 percent, compared to 35.4 percent for 2001 and 35.9 percent for 2000 (see Note 8).

Redeemable Preferred and Preference Stock Dividend Requirements

Redeemable preferred and preference stock dividend requirements for 2002, 2001 and 2000 were lower by $0.1 million in each year compared to the prior year due to annual sinking fund redemptions. On Dec. 31, 2002, NW Natural redeemed in its entirety the $6.95 Series of Redeemable Preference Stock pursuant to the mandatory redemption provisions applicable to that Series.

FINANCIAL CONDITION

Capital Structure

The Company's goal is to maintain a capital structure comprised of 45 to 50 percent common stock equity, up to 10 percent preferred stock and 45 to 50 percent short-term and long-term debt. When additional capital is required, debt or equity securities are issued depending upon both the target capital structure and market conditions. These sources also are used to meet long-term debt and preferred stock redemption requirements (see Notes 3 and 5).

Liquidity and Capital Resources

At Dec. 31, 2002, the Company had $7.3 million in cash and cash equivalents compared to $10.4 million at Dec. 31, 2001. Short-term liquidity is provided by cash from operations and from the sale of the Company's commercial paper notes, which are supported by commercial bank lines of credit (see Note 6). The Company has available through Sept. 30, 2004, committed lines of credit with four commercial banks (see "Lines of Credit," below). On Dec. 31, 2002, NW Natural redeemed all 250,000 shares of its $6.95 Series of Redeemable Preference Stock with proceeds from the sale of commercial paper.

The following table shows NW Natural's contractual commitments by maturity and type of commitment:

(Thousands) Payments Due in Years Ending Dec. 31,	Commercial Paper	Preferred Stock	Long-term Debt	Capital Leases	Operating Leases	Long-term Gas Supply Commitments	Other Purchase Commitments	Total
2003	$ 69,802	$ 750	$ 20,000	$ 180	$ 2,943	$ 78,810	$ 10,082	$ 182,567
2004	–	750	–	20	2,675	47,600	–	51,045
2005	–	750	15,000	1	2,597	43,583	–	61,931
2006	–	750	8,000	1	1,003	39,147	–	48,901
2007	–	750	29,500	–	301	37,472	–	68,023
Total 2003 – 2007	69,802	3,750	72,500	202	9,519	246,612	10,082	412,467
Thereafter	–	4,500	393,445	–	4,266	160,140	–	562,351
Less: imputed interest	–	–	–	(8)	–	(96,817)	–	(96,825)
Total	$ 69,802	$ 8,250	$ 465,945	$ 194	$ 13,785	$ 309,935	$ 10,082	$ 877,993

NW Natural's capital expenditures are primarily related to utility construction resulting from customer growth and system improvements (see "Cash Flows – Investing Activities," below). In addition, NW Natural has certain long-term contractual commitments under capital leases, operating leases and long-term gas supply purchase contracts that require an adequate source of funding. NW Natural also has a contract commitment to purchase about $10.1 million in gas transmission pipe in 2003 for use in constructing an extension of the pipeline from its Mist storage field. These capital and contractual expenditures are financed through cash from operations and from the issuance of short-term debt, which is periodically refinanced through the sale of long-term debt or equity securities.


CAPITAL STRUCTURE
IN MILLIONS OF DOLLARS
$1,200
$1,000
$800
$600
$400
$200
49%
4%
47%
51%
3%
46%
52%
1%
47%
00
01
02
COMMON EQUITY
PREFERRED AND PREFERENCE STOCK
SHORT-TERM AND LONG-TERM DEBT
The Company's long-term goal is to maintain a capital structure of 45 to 50 percent common stock equity.

There are no credit rating triggers or stock price provisions that require the acceleration of debt repayment under NW Natural's Mortgage and Deed of Trust or other long-term indebtedness. Also, there are no rating triggers or stock price provisions contained in contracts or other agreements with third parties, except for agreements with certain counter-parties under NW Natural's Derivatives Policy, which require the affected party to provide substitute collateral such as cash, guaranty or letter of credit if credit ratings are lowered to non-investment grade, or in some cases if the mark-to-market value exceeds a certain threshold. At Dec. 31, 2002, the Company had three commodity-price swap agreements outstanding with one counter-party which was subject to a below investment grade ratings trigger. The Company has no other material off-balance sheet obligations, except for certain lease and purchase commitments (see table above and Note 12).

Commercial Paper

The Company's primary source of short-term funds is commercial paper notes payable. Both NW Natural and Financial Corporation issue commercial paper under agency agreements with a commercial bank. NW Natural's commercial paper is supported by its committed bank lines of credit (see "Lines of Credit," below), while Financial Corporation's commercial paper is supported by committed bank lines of credit and the guaranty of NW Natural (see Note 6). NW Natural had $69.8 million of commercial paper notes outstanding at Dec. 31, 2002, compared to $108.3 million at Dec. 31, 2001. Financial Corporation had no commercial paper notes outstanding at Dec. 31, 2002 or 2001.

Lines of Credit

NW Natural has lines of credit with four commercial banks totaling $150 million. Half of the credit with each bank, totaling $75 million, is committed and available through Sept. 30, 2003, and the other $75 million is committed and available through Sept. 30, 2004. In addition, Financial Corporation has available through Sept. 30, 2003, committed lines of credit with two commercial banks totaling $20 million. Financial Corporation's lines are supported by the guaranty of NW Natural.

Under the terms of these lines of credit, NW Natural and Financial Corporation pay commitment fees but are not required to maintain compensating bank balances. The interest rates on borrowings under these lines of credit, if any, are based on current market rates. There were no outstanding balances under either NW Natural's or Financial Corporation's lines of credit at Dec. 31, 2002 or 2001.

NW Natural's lines of credit require that credit ratings be maintained in effect at all times and that notice be given of any change in its senior unsecured debt ratings. A change in NW Natural's credit rating is not an event of default, nor is the maintenance of a specific minimum level of credit rating a condition to drawing upon the lines of credit. However, interest rates on any loans outstanding under NW Natural's bank lines are tied to credit ratings, which would increase or decrease the cost of bank debt, if any, when ratings are changed.

The lines of credit require the Company to maintain an indebtedness to total capitalization ratio of 65 percent or less and to maintain a net worth at least equal to 80 percent of its net worth at Sept. 30, 2002, plus 50 percent of the Company's net income for each subsequent fiscal quarter. Failure to comply with either of these covenants would entitle the banks to terminate their lending commitments and to accelerate the maturity of all amounts outstanding. At Dec. 31, 2002, the Company was in compliance with both of these covenants. The banks have waived through Sept. 30, 2003, a requirement that NW Natural represent that the assets dedicated to its qualified pension plans exceed the unfunded liabilities of the plans before it may draw upon the lines of credit.

NW Natural may be unable to draw upon the two-year portions of the credit lines, totaling $75 million, until its notes relating to the two-year commitments are approved by the OPUC or the WUTC, or both. NW Natural expects that it will be able to secure such approvals, if required.

Cash Flows

Operating Activities

Continuing operations provided net cash of $124 million in 2002 compared to $72 million in 2001. The 73 percent increase was due to increased cash from operations before working capital changes ($5.7 million) and lower working capital requirements ($47 million). The increase in cash from continuing operations before working capital changes was due to an increase in deferred income taxes and investment tax credits in 2002 compared to a reduction in 2001 ($22.5 million), the loss provision for the PGE transaction costs ($13.9 million) and higher depreciation and amortization ($2.4 million), largely offset by a small increase in deferred gas cost payables in 2002 compared to a large swing from net gas cost receivables to payables in 2001 ($26.5 million), and lower net income in 2002 ($6.4 million). The decrease in working capital requirements was due to an increase in accounts payable in 2002 compared to a decrease in 2001 ($44 million), a decrease in accrued unbilled revenue in 2002 compared to an increase in 2001 ($26 million), and a decrease in accounts receivable in 2002 compared to an increase in 2001 ($22 million), partially offset by a decrease in accrued interest and taxes in 2002 compared to an increase in 2001 ($40 million) and a larger increase in inventories in 2002 ($6.2 million).

NW Natural's refunds to customers of approximately $30.2 million of deferred gas cost savings in 2002 (see "Results of Operations – Comparison of Gas Operations," above) reduced cash flows from operations by that amount, but the reduction was more than offset by the other factors affecting cash flows cited above.

The Job Creation and Worker Assistance Act of 2002 (the Assistance Act), enacted on March 9, 2002, allows an additional first-year tax deduction for depreciation equal to 30 percent of the adjusted basis of "qualified property." The extra 30 percent depreciation deduction in the first year is an acceleration of depreciation deductions that otherwise would have been taken in the later years of an asset's recovery period. In general, the extra 30 percent depreciation deduction is available for most personal property acquired after Sept. 10, 2001, and before Sept. 11, 2004. The Company anticipates enhanced cash flow from reduced income taxes, totaling an estimated $25 million to $30 million, during the effective period of the Assistance Act, based on actual and projected plant investments between Sept. 11, 2001 and Sept. 10, 2004.

Continuing operations provided net cash of $72 million in 2001 compared to $87 million in 2000. The 18 percent decrease was due to increased cash from operations before working capital changes ($8 million), offset by higher working capital requirements ($24 million). The increase in cash from continuing operations before working capital changes was due to a larger decrease in deferred gas costs ($23 million), an increase in income from continuing operations ($2.4 million) and an increase in depreciation and amortization in 2001 ($2.2 million), partially offset by a decrease in deferred investment tax credits and income taxes ($17 million) and a smaller decrease in regulatory accounts and other ($3 million). The increase in working capital requirements was due to a decrease in accounts payable ($82.5 million), partially offset by smaller increases in other current assets and liabilities ($19.5 million), accounts receivable ($13 million), inventories ($10.5 million), accrued unbilled revenues ($2 million), and a larger increase in accrued interest and taxes ($13 million).

The Company has lease and purchase commitments relating to its operating activities that are financed with cash flows from operations (see "Liquidity and Capital Resources," above, and Note 12).

Investing Activities

Cash requirements for investing activities in 2002 totaled $84 million, down from $87 million in 2001, primarily due to lower amounts of cash used for investments in non-utility property ($6.9 million) and for the PGE transaction ($5.2 million), partially offset by higher amounts of cash used for the construction of utility plant ($7.6 million) and lower cash proceeds from the sale of assets ($2.8 million). Cash requirements for utility construction in 2002 totaled $80 million, up from $72 million in 2001, primarily as a result of capital expenditures related to NW Natural's pipeline safety program ($4.7 million) and special projects expanding service into new service areas ($3.4 million).

Cash requirements for investing activities in 2001 totaled $87 million, up from $31 million in 2000, primarily due to proceeds from the sales in 2000 of Canor ($35 million) and a building constructed for the Port of Portland ($20 million). Cash requirements for utility construction in 2001 totaled $72 million, down $8.5 million from 2000. The decrease in cash requirements for utility construction in 2001 resulted primarily from the completion of another phase in the expansion of NW Natural's Mist gas storage system in 2000 ($8.7 million).

Investments in non-utility property in 2002 ($2.6 million) and 2001 ($9.6 million) included expenditures for certain improvements to the Company's Mist gas storage system that were primarily related to interstate storage services.

During the five-year period 2003 through 2007, utility construction expenditures are estimated at between $500 million and $600 million. The level of capital expenditures over the next five years reflects projected customer growth, system improvement projects resulting in part from requirements under the Pipeline Safety Act (see below), and a project estimated to cost $93 million to extend the pipeline that moves gas from NW Natural's Mist gas storage field into growing portions of its service area. An estimated 60 percent of the required funds are expected to be internally generated over the five-year period; the remainder will be funded through a combination of long-term debt and equity securities with short-term debt providing liquidity and bridge financing.

NW Natural's utility construction expenditures in 2003 are estimated to total $148 million, up from $85 million in 2002. Projected utility construction in 2003 includes $31 million for customer growth, up from $29 million in 2002; $36 million for system improvement and support, up from $25 million in 2002; $55 million for the extension of the Mist pipeline and related gas storage projects, up from $9 million in 2002; and $6 million for the construction of a gas distribution system in Coos County, Oregon, up from $1 million in 2002.

The project for the extension of the Mist pipeline has a scheduled completion date in late 2004 or 2005. Following two years of review of NW Natural's application, including extensive public involvement, the Oregon Energy Facility Siting Council granted a permit for the project, with conditions, on March 13, 2003. The issuance of this permit potentially could be appealed under current law. NW Natural also must obtain easements and rights-of-way for the construction of the pipeline and may need to use condemnation proceedings to secure some of them.

The Company entered into a stipulation with the OPUC in 2001 for an enhanced pipeline safety program that includes an accelerated bare steel replacement program and.a geo-hazard safety program. The bare steel replacement program accelerates the replacement of the Company's bare steel piping over 20 years instead of 40 years. The geo-hazard safety program includes the identification, assessment and remediation of risks to the Company's piping infrastructure created by landslides, washouts, earthquakes or similar occurrences. The stipulation allowed the Company to receive deferred accounting rate treatment commencing Oct. 1, 2002, for costs associated with the programs, expected to be approximately $1.5 million annually.

On Nov. 15, 2002, Congress passed the Pipeline Safety Improvement Act of 2002 (Pipeline Safety Act) and the legislation was signed into law by President Bush on Dec. 17, 2002. The Pipeline Safety Act requires operators of gas transmission pipelines to identify lines located in High Consequence Areas (HCAs) and develop Integrity Management Programs (IMPs) to periodically inspect the integrity of the pipelines and make repairs or replacements as necessary to ensure the ongoing integrity of the pipelines. The legislation requires NW Natural to complete inspection of the 50 percent highest risk pipelines located in its HCAs within the first five years, and the remaining covered pipelines within 10 years of the date of the enactment. The Pipeline Safety Act also requires re-inspections of the covered pipelines every seven years thereafter for the life of the pipelines. On Jan. 28, 2003, the U.S. Department of Transportation issued proposed rules that may impose additional requirements on pipeline operators that could result in shorter time periods for compliance and require additional capital investment by the Company. The cost of compliance with the legislation and rules is uncertain; however, NW Natural's IMP is expected to cost approximately $5 million to $10 million per year beginning in 2004, and more than $100 million over the next 10 years.

Financing Activities

Cash used in financing activities in 2002 totaled $43 million, compared to cash provided by financing activities in 2001 of $15 million. Factors contributing to the $58 million difference were a reduction in short-term debt in 2002 ($38 million) compared to an increase in 2001 ($52 million), the redemption of the $6.95 Series of Preference Stock in 2002 ($25 million), and a higher amount used for the retirement of long-term debt ($40.5 million in 2002 compared to $20 million in 2001), partially offset by an increase in long-term debt issued ($90 million in 2002 compared to $18 million in 2001) and a reduction in common stock repurchased ($5.8 million).

Cash provided by financing activities in 2001 totaled $15 million, compared to cash used in financing activities in 2000 of $55 million. Factors contributing to the $70 million difference were a lower amount used for the retirement of long-term debt ($20 million in 2001 compared to $60 million in 2000) and an increase in short-term debt in 2001 ($52 million) compared to a reduction in short-term debt in 2000 ($38 million), partially offset by a reduction in long-term debt issued ($18 million in 2001 compared to $75 million in 2000).

NW Natural sold $90 million of its secured Medium-Term Notes, Series B (MTNs), in 2002 and used the proceeds to reduce long-term debt ($40.5 million), provide cash for investments in utility plant and reduce short-term borrowings.

NW Natural sold $18 million of its secured MTNs in 2001 and used the proceeds, together with a $52 million increase in short-term borrowings, to reduce long-term debt ($20 million) and provide cash for investments in utility plant.

In 2000, NW Natural commenced a program to repurchase up to 2 million shares, or up to $35 million in value, of NW Natural's common stock through a repurchase program that has been extended through May 2003. The purchases are made in the open market or through privately negotiated transactions. The Company used $5.8 million for the repurchase of 246,700 shares under the program in 2001. No shares were repurchased in 2002. Since the program's inception the Company has repurchased 355,400 shares of common stock at a total cost of $8.2 million.

Pension Cost (Income) and Funding Status

Net periodic pension costs are determined in accordance with SFAS No. 87, "Employers' Accounting for Pensions" (see "Application of Critical Accounting Policies – Accounting for Pensions," above). The annual pension cost or income is allocated between operations and maintenance expense and construction overhead.

Net periodic pension income was $0.1 million, $4.1 million and $5.4 million in 2002, 2001 and 2000, respectively. No cash contributions to NW Natural's qualified defined benefit pension plans were required for the 2002 plan year. The fair value of the plan assets declined from $169 million at Dec. 31, 2001, to $143 million at Dec. 31, 2002, including $15 million in investment losses, $10 million in withdrawals to pay benefits and $1 million in eligible expenses of the plans. The present value of benefit obligations under the plans increased from an estimated $156 million to $172 million over that period.

Despite the reduced pension income in 2002 and 2001, and the recent reductions in the funded status of the plans, NW Natural believes it will be able to maintain well-funded pension plans. NW Natural expects to be required to make cash contributions estimated at $1.9 million to the plans for the 2003 plan year, payable by September 2004, but it does not expect these or future cash contributions to have a material adverse effect on its liquidity or financial condition.

Ratios of Earnings to Fixed Charges

For the years ended Dec. 31, 2002, 2001 and 2000, the Company's ratios of earnings to fixed charges, computed using the Securities and Exchange Commission method, were 2.85, 3.14 and 3.14, respectively. For this purpose, earnings consist of net income before taxes plus fixed charges, and fixed charges consist of interest on all indebtedness, the amortization of debt expense and discount or premium and the estimated interest portion of rentals charged to income.

CONTINGENT LIABILITIES

Environmental Matters

NW Natural owns property in Multnomah County, Oregon that is the site of a former gas manufacturing plant that was closed in 1956 (the Gasco site). The Gasco site has been under investigation by NW Natural for environmental contamination under the Oregon Department of Environmental Quality's (ODEQ) Voluntary Clean-Up Program. NW Natural has recorded liabilities totaling $4.0 million for the estimated costs of investigation and interim remediation at the Gasco site, including consultants' fees, ODEQ oversight reimbursement and legal fees, of which $3.2 million had been spent as of Dec. 31, 2002.

NW Natural previously owned property adjacent to the Gasco site that now is the location of a manufacturing plant owned by Wacker Siltronic Corporation (the Wacker site). In 2000, the ODEQ issued an order requiring Wacker and NW Natural to determine the nature and extent of releases of hazardous substances to Willamette River sediments from the Wacker site. NW Natural has completed the majority of the studies required under the ODEQ work plan and the agency is reviewing data generated by the studies. NW Natural has recorded a liability of $0.3 million for its estimated costs of the investigation and initial remediation on the Wacker site, of which $0.2 million had been spent as of Dec. 31, 2002.

In 1998, the ODEQ and the U.S. Environmental Protection Agency (EPA) completed a study of sediments in a 5.5-mile segment of the Willamette River (the Portland Harbor) that includes the area adjacent to the Gasco site and the Wacker site. In 2000, the EPA listed the Portland Harbor as a Superfund site and notified the Company that it is a potentially responsible party. NW Natural recorded liabilities totaling $2.3 million between 2000 and 2002, of which $1.1 million had been spent as of Dec. 31, 2002. The amount of NW Natural's liability is based on estimates of the Company's share of the lower end of a range of probable liability for the costs of the Remedial Investigation/Feasibility Study for the Portland Harbor. Available information is insufficient to determine either the total amount of liability for investigation and remediation of the Portland Harbor or the higher end of a range for NW Natural's estimated share of that liability.

The City of Portland has notified NW Natural that it is planning a sewer improvement project that would include excavation within the former site of a gas manufacturing plant (the Portland Gas site) that was owned and operated by a predecessor of the Company between 1860 and 1913. The preliminary assessment of this site performed by a consultant for the EPA in 1987 indicated that it could be assumed that by-product tars may have been disposed of on site. The report concluded, however, that it is likely that waste residues from the plant, if present on the site, were covered by deep fill during construction of the nearby seawall bordering the Willamette River and probably have stabilized due to physical and chemical processes. Neither the City of Portland nor the ODEQ has notified NW Natural whether a further investigation or potential remediation might be required on the site in connection with the sewer project. Available information is insufficient to determine either the total amount of liability or a probable range, if any, of potential liability.

NW Natural has accrued all material loss contingencies relating to environmental matters that it believes to be probable of assertion and reasonably estimable. Due to the preliminary nature of these environmental investigations, the range of any additional possible loss contingency cannot be currently estimated. NW Natural expects that its costs of further investigation and remediation for which it may be responsible with respect to the Gasco site, the Wacker site, the Portland Harbor site and the Portland Gas site, if any, should be recoverable, in large part, from insurance. At Dec. 31, 2002, NW Natural had a $2.5 million receivable representing an estimate of the environmental costs NW Natural expects to recover from insurance, including $1.4 million that was recorded in 2000 for costs relating to the Gasco site and $1.1 million that was recorded in 2002 for costs relating to the Portland Harbor site. In the event these costs are not recovered from insurance, NW Natural will seek recovery through future rates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposures associated with activities involving derivative financial instruments and other financial instruments are natural gas commodity price risk, foreign currency exchange risk and interest rate risk. Derivative financial instruments are used as tools to mitigate certain of these market risks (see Note 11). Such instruments are used for hedging purposes, not for trading purposes. Market risks associated with the derivative financial instruments are monitored by management personnel who do not directly enter into these contracts and by the Audit Committee of the Board of Directors.

Physical and Financial Commodity, Foreign Currency and Interest Rate Transactions

NW Natural enters into short-term and long-term natural gas purchase contracts with demand and commodity fixed-price and floating-price components, along with associated short-term and long-term natural gas transportation contracts. Foreign currency forward contracts are used to hedge against foreign exchange rate fluctuations on purchases made under these contracts that are denominated in Canadian dollars.

Historically, NW Natural has taken physical delivery of at least the minimum quantities specified in its natural gas purchase contracts. The contracts are subject to annual re-pricing, a process that is intended to reflect anticipated market price trends during the next year. NW Natural's PGA mechanism in Oregon provides for the recovery from customers of actual commodity costs in comparison with established benchmark costs, except that NW Natural absorbs 33 percent of the higher cost of gas sold, or retains 33 percent of the lower cost, in either case as compared to projections.

At Dec. 31, 2002, differences between notional values and fair values with respect to NW Natural's open positions in derivative financial instruments were not material to the Company's financial position or results of operations because of the treatment of these instruments in regulatory mechanisms relating to gas costs (see "Results of Operations – Comparison of Gas Operations – Cost of Gas," above, and Notes 1 and 11). However, to the degree that market risks exist due to potential adverse changes in commodity prices and foreign exchange rates in relation to these financial and physical contracts, the Company considers the risks to be:

Commodity Price Risk

The prices of natural gas commodity are subject to fluctuations due to unpredictable factors including weather, pipeline transportation congestion and other factors that affect short-term supply and demand. Natural gas commodity swaps and call option contracts are used to convert certain long-term gas purchase contracts from floating prices to fixed prices. At Dec. 31, 2002 and 2001, notional amounts under natural gas commodity swaps and call option contracts totaled $180.6 million and $260.6 million, respectively. As of Dec. 31, 2002, two commodity agreements extended beyond Dec. 31, 2003. If all of the commodity swaps and call option contracts had been settled on Dec. 31, 2002, a gain of $12.6 million would have been realized (see Note 11).

Foreign Currency Risk

The costs of natural gas commodity and certain pipeline services purchased from Canadian suppliers are subject to changes in the value of Canadian currency in relation to U.S. currency. Foreign currency forward contracts are used to hedge against fluctuations in exchange rates with respect to purchases of natural gas from Canadian suppliers. At Dec. 31, 2002 and 2001, notional amounts under foreign currency forward contracts totaled $15.5 million and $10.2 million, respectively. As of Dec. 31, 2002, no foreign currency forward contracts extended beyond Dec. 31, 2003. If all of the foreign currency forward contracts had been settled on Dec. 31, 2002, a loss of $0.2 million would have been realized (see Note 11).

Interest Rate Risk

Interest rate risk relates to new debt financing needed to fund capital requirements, including maturing debt securities, and to the issuance of commercial paper. Interest rate risk is managed through the issuance of fixed-rate debt with varying maturities and the reduction of debt through optional redemption when interest rates are favorable. No derivative financial instruments to hedge interest rates were in place at Dec. 31, 2002 or 2001.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements in this report were prepared by management, which is responsible for their objectivity and integrity. The statements have been prepared in conformity with generally accepted accounting principles in the United States of America and, where appropriate, reflect informed estimates based on judgments of management. The responsibility of the Company's independent accountants is to render an independent report on the financial statements.

The Company's system of internal accounting controls is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorizations, that transactions are recorded to permit the preparation of financial statements in conformity with orders of regulatory authorities and generally accepted accounting principles in the United States of America and that accountability for assets is maintained. The Company's system of internal controls has provided such reasonable assurances during the periods reported herein. The system includes written policies, procedures and guidelines, an organization structure that segregates duties and an established program for monitoring the system by internal auditors. In addition, the Company has prepared and annually distributes to its employees a Code of Ethics covering its policies for conducting business affairs in a lawful and ethical manner. In February 2003, the Board of Directors approved a Financial Code of Ethics covering all senior financial executives and managers. Ongoing review programs are carried out to ensure compliance with these policies.

The Board of Directors, through its Audit Committee (the Committee), oversees management's financial reporting responsibilities. The Committee meets regularly with management, the internal auditors, and representatives of the Company's independent accountants. Both internal auditors and independent accountants have free and independent access to the Committee and the Board of Directors. Each member of the Committee meets the requirements of "independent director" as defined by New York Stock Exchange Listing Standards. The Committee reports the results of its activities to the full Board of Directors. Annually, the Committee selects the independent accountants.



Mark S. Dodson
President and Chief Executive Officer



Bruce R. DeBolt
Senior Vice President, Finance, and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Northwest Natural Gas Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of earnings invested in the business, of cash flows and of capitalization present fairly, in all material respects, the financial position of Northwest Natural Gas Company (doing business as NW Natural) and its subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 11 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments as of January 1, 2001.



PRICEWATERHOUSECOOPERS

Portland, Oregon
February 14, 2003

CONSOLIDATED STATEMENTS OF INCOME

Thousands, except per share amounts (year ended December 31)	**2002**	2001	2000
Operating revenues:			
Gross operating revenues	**$ 641,376**	$ 650,252	$ 532,110
Cost of sales	**353,832**	374,241	274,160
Net operating revenues	**287,544**	276,011	257,950
Operating expenses:			
Operations and maintenance	**85,120**	83,920	77,817
Taxes other than income taxes	**34,076**	32,240	28,351
Depreciation and amortization	**52,090**	49,640	47,440
Total operating expenses	**171,286**	165,800	153,608
Income from continuing operations	**116,258**	110,211	104,342
Other income (expense)	**(14,890)**	1,334	3,860
Interest charges – net	**34,132**	33,805	33,561
Income before income taxes	**67,236**	77,740	74,641
Income taxes	**23,444**	27,553	26,829
Net income from continuing operations	**43,792**	50,187	47,812
Discontinued segment:			
Gain on sale of discontinued segment – net of tax	**–**	–	2,412
Net income	**43,792**	50,187	50,224
Redeemable preferred and preference stock dividend requirements	**2,280**	2,401	2,456
Earnings applicable to common stock	**$ 41,512**	$ 47,786	$ 47,768
Average common shares outstanding	**25,431**	25,159	25,183
Basic earnings per share of common stock:			
From continuing operations	**$ 1.63**	$ 1.90	$ 1.80
From gain on sale of discontinued segment	**–**	–	0.10
Total basic earnings per share	**$ 1.63**	$ 1.90	$ 1.90
Diluted earnings per share of common stock:			
From continuing operations	**$ 1.62**	$ 1.88	$ 1.79
From gain on sale of discontinued segment	**–**	–	0.09
Total diluted earnings per share	**$ 1.62**	$ 1.88	$ 1.88
Dividends per share of common stock	**$ 1.26**	$ 1.245	$ 1.24

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS INVESTED IN THE BUSINESS

Thousands (year ended December 31)	**2002**		2001		2000	
Earnings invested in the business:						
Balance at beginning of year	**$ 147,950**		$ 134,189		$ 118,711	
Net income	**43,792**	**$ 43,792**	50,187	$ 50,187	50,224	$ 50,224
Cash dividends paid:						
Redeemable preferred and preference stock	**(2,579)**		(2,410)		(2,466)	
Common stock	**(32,024)**		(31,307)		(31,198)	
Common stock repurchased	**–**		(2,688)		(1,080)	
Common stock expense	**(3)**		(21)		(2)	
Balance at end of year	**$ 157,136**		$ 147,950		$ 134,189	
Accumulated other comprehensive income (loss):						
Balance at beginning of year	**$ (375)**		$ –		$ (3,181)	
Other comprehensive income (loss) – net of tax:						
Recognition of foreign currency translation adjustment included in gain on sale of discontinued segment	**–**	**–**	–	–	3,181	3,181
Minimum pension liability adjustment	**(2,936)**	**(2,936)**	(148)	(148)	–	–
Change in unrealized loss from price risk management activities	**227**	**227**	(227)	(227)	–	–
Comprehensive income		**$ 41,083**		$ 49,812		$ 53,405
Balance at end of year	**$ (3,084)**		$ (375)		$ –	

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

Thousands (December 31)	2002	2001
Assets:		
Plant and property:		
Utility plant	$ 1,539,965	$ 1,465,079
Less accumulated depreciation	560,798	514,299
Utility plant – net	979,167	950,780
Non-utility property	20,832	18,203
Less accumulated depreciation and amortization	4,404	4,007
Non-utility property – net	16,428	14,196
Total plant and property	995,595	964,976
Other investments	12,703	23,233
Current assets:		
Cash and cash equivalents	7,328	10,440
Accounts receivable, less allowance for uncollectible accounts of $1,815 in 2002 and $1,962 in 2001	46,936	64,722
Accrued unbilled revenue	44,069	57,749
Inventories of gas, materials and supplies	58,030	49,337
Prepayments and other current assets	37,645	28,086
Total current assets	194,008	210,334
Regulatory assets:		
Income tax asset	47,975	48,469
Unamortized loss on debt redemption	6,508	6,970
Unrealized loss on non-trading derivatives	–	111,641
Other	7,040	5,302
Total regulatory assets	61,523	172,382
Other assets:		
Investment in life insurance	54,916	53,033
Fair value of non-trading derivatives	12,426	–
Other	11,620	11,064
Total other assets	78,962	64,097
Total assets	$ 1,342,791	$ 1,435,022
Capitalization and liabilities:		
Capitalization (see Consolidated Statements of Capitalization):		
Common stock	$ 81,023	$ 79,889
Premium on common stock	248,028	240,697
Earnings invested in the business	157,136	147,950
Accumulated other comprehensive income (loss)	(3,084)	(375)
Total common stock equity	483,103	468,161
Redeemable preference stock	–	25,000
Redeemable preferred stock	8,250	9,000
Long-term debt	445,945	378,377
Total capitalization	937,298	880,538
Current liabilities:		
Notes payable	69,802	108,291
Accounts payable	74,436	70,698
Long-term debt due within one year	20,000	40,000
Taxes accrued	7,822	22,539
Interest accrued	2,902	3,658
Other current and accrued liabilities	30,045	28,396
Total current liabilities	205,007	273,582
Regulatory liabilities:		
Customer advances	1,791	1,985
Deferred gas costs payable	10,635	10,089
Unrealized gain on non-trading derivatives	12,426	–
Total regulatory liabilities	24,852	12,074
Other liabilities:		
Deferred income taxes	141,732	130,424
Deferred investment tax credits	7,824	8,682
Fair value of non-trading derivatives	–	111,868
Other	26,078	17,854
Total other liabilities	175,634	268,828
Commitments and contingencies (see Note 12)	–	–
Total capitalization and liabilities	$ 1,342,791	$ 1,435,022

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Thousands (year ended December 31)	**2002**	2001	2000
Operating activities:			
Net income from continuing operations	**$ 43,792**	$ 50,187	$ 47,812
Adjustments to reconcile net income to cash provided by continuing operations:			
Depreciation and amortization	**52,090**	49,640	47,440
Gain on sale of assets	**(221)**	-	(491)
Loss provision for PGE acquisition costs	**13,873**	-	-
Minimum pension liability adjustment	**(2,936)**	(148)	-
Unrealized gain (loss) from price risk management activities	**227**	(227)	-
Deferred income taxes and investment tax credits	**10,450**	(12,088)	4,651
Equity in (earnings) losses of investments	**(988)**	321	221
Allowance for funds used during construction	**(550)**	(959)	(789)
Deferred gas costs – net	**546**	27,062	3,977
Other	**4,582**	1,345	4,333
Cash from continuing operations before working capital changes	**120,865**	115,133	107,154
Changes in operating assets and liabilities:			
Accounts receivable – net of uncollectible accounts	**17,786**	(3,969)	(17,404)
Accrued unbilled revenue	**13,680**	(12,130)	(14,069)
Inventories of gas, materials and supplies	**(8,693)**	(2,454)	(12,964)
Accounts payable	**3,738**	(40,000)	42,535
Accrued interest and taxes	**(24,725)**	15,435	1,988
Other current assets and liabilities	**1,176**	(494)	(20,000)
Cash provided by continuing operating activities	**123,827**	71,521	87,240
Investing activities:			
Acquisition and construction of utility plant assets	**(79,530)**	(71,943)	(80,444)
Investment in non-utility property	**(2,629)**	(9,554)	(6,923)
PGE acquisition costs	**(4,316)**	(9,557)	-
Proceeds from sale of discontinued segment	**-**	-	34,756
Proceeds from sale of assets	**500**	3,256	21,012
Other investments	**1,848**	529	610
Cash used in investing activities	**(84,127)**	(87,269)	(30,989)
Financing activities:			
Common stock issued	**6,533**	5,157	4,826
Common stock repurchased	**-**	(5,792)	(2,441)
Redeemable preferred stock retired	**(750)**	(750)	(814)
Redeemable preference stock retired	**(25,000)**	-	-
Long-term debt issued	**90,000**	18,000	75,000
Long-term debt retired	**(40,500)**	(20,000)	(60,000)
Change in short-term debt	**(38,489)**	52,028	(37,886)
Cash dividend payments:			
Redeemable preferred and preference stock	**(2,579)**	(2,410)	(2,466)
Common stock	**(32,024)**	(31,307)	(31,198)
Common stock expense	**(3)**	(21)	(2)
Cash provided by (used in) financing activities	**(42,812)**	14,905	(54,981)
Increase (decrease) in cash and cash equivalents	**(3,112)**	(843)	1,270
Cash and cash equivalents – beginning of year	**10,440**	11,283	10,013
Cash and cash equivalents – end of year	**$ 7,328**	$ 10,440	$ 11,283
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	**$ 34,640**	$ 33,034	$ 35,592
Income taxes	**$ 33,474**	$ 25,201	$ 22,552
Supplemental disclosure of non-cash financing activities:			
Conversion to common stock:			
7-1/4 % Series of Convertible Debentures	**$ 1,932**	$ 413	$ 589

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CAPITALIZATION

Thousands, except share amounts (December 31)	**2002**		2001	
Common stock equity:				
Common stock – par value $3-1/6 per share, authorized 60,000,000 shares:				
outstanding – 2002, 25,586,313 shares; 2001, 25,228,074 shares	**$ 81,023**		$ 79,889	
Premium on common stock	**248,028**		240,697	
Earnings invested in the business	**157,136**		147,950	
Accumulated other comprehensive income (loss)	**(3,084)**		(375)	
Total common stock equity	**483,103**	**51%**	468,161	53%
Redeemable preference stock, authorized 2,000,000 shares; $6.95 Series, stated value $100 per share: outstanding – 2002, none; 2001, 250,000 shares	–	–	25,000	3%
Redeemable preferred stock, authorized 1,500,000 shares; $7.125 Series, stated value $100 per share: outstanding – 2002, 82,500 shares; 2001, 90,000 shares	**8,250**	**1%**	9,000	1%
Long-term debt:				
Medium-Term Notes				
First Mortgage Debt:				
8.050% Series A due 2002	–		10,000	
6.750% Series B due 2002	–		10,000	
5.550% Series B due 2002	–		20,000	
6.400% Series B due 2003	**20,000**		20,000	
6.340% Series B due 2005	**5,000**		5,000	
6.380% Series B due 2005	**5,000**		5,000	
6.450% Series B due 2005	**5,000**		5,000	
6.050% Series B due 2006	**8,000**		8,000	
6.310% Series B due 2007	**20,000**		–	
6.800% Series B due 2007	**9,500**		10,000	
6.500% Series B due 2008	**5,000**		5,000	
7.450% Series B due 2010	**25,000**		25,000	
6.665% Series B due 2011	**10,000**		10,000	
7.130% Series B due 2012	**40,000**		–	
8.260% Series B due 2014	**10,000**		10,000	
7.000% Series B due 2017	**40,000**		40,000	
6.600% Series B due 2018	**22,000**		22,000	
8.310% Series B due 2019	**10,000**		10,000	
7.630% Series B due 2019	**20,000**		20,000	
9.050% Series A due 2021	**10,000**		10,000	
7.250% Series B due 2023	**20,000**		20,000	
7.500% Series B due 2023	**4,000**		4,000	
7.520% Series B due 2023	**11,000**		11,000	
7.720% Series B due 2025	**20,000**		20,000	
6.520% Series B due 2025	**10,000**		10,000	
7.050% Series B due 2026	**20,000**		20,000	
7.000% Series B due 2027	**20,000**		20,000	
6.650% Series B due 2027	**20,000**		20,000	
6.650% Series B due 2028	**10,000**		10,000	
7.740% Series B due 2030	**20,000**		20,000	
7.850% Series B due 2030	**10,000**		10,000	
5.820% Series B due 2032	**30,000**		–	
Convertible Debentures				
7-1/4% Series due 2012	**6,445**		8,377	
	465,945		418,377	
Less long-term debt due within one year	**20,000**		40,000	
Total long-term debt	**445,945**	**48%**	378,377	43%
Total capitalization	**$ 937,298**	**100%**	$ 880,538	100%

See Notes to Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Principles of Consolidation

The consolidated financial statements include:
Regulated utility:
- □ Northwest Natural Gas Company (NW Natural)

Non-regulated wholly-owned subsidiary businesses:
- □ NNG Financial Corporation (Financial Corporation), and its wholly-owned subsidiaries
- □ Northwest Energy Corporation (Northwest Energy), and its wholly-owned subsidiary

Non-regulated majority-owned subsidiary business:
- □ Canor Energy, Ltd. (Canor), sold in 2000

Together these businesses are referred to herein as the "Company." Intercompany accounts and transactions have been eliminated.

Investments in corporate joint ventures and partnerships in which the Company's ownership interest is 50 percent or less and over which the Company does not exercise control are accounted for by the equity method or the cost method (see Note 9).

Certain amounts from prior years have been reclassified to conform with the 2002 presentation. These reclassifications had no impact on prior year results of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect reported amounts in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and changes would be reported in future periods. Management believes that the estimates used are reasonable.

Industry Regulation

The Company's principal business is the distribution of natural gas which is regulated by the Oregon Public Utility Commission (OPUC) and the Washington Utilities and Transportation Commission (WUTC). Accounting records and practices conform to the requirements and uniform system of accounts prescribed by these regulatory authorities in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation."

In applying SFAS No. 71, NW Natural has capitalized certain costs and benefits as regulatory assets and liabilities pursuant to orders of the OPUC or WUTC in general rate or expense deferral proceedings, to provide for recovery of revenues or expenses from, or refunds to, utility customers in future periods. At Dec. 31, 2002 and 2001, regulatory tax assets were $48.0 million and $48.5 million, respectively, while other regulatory assets and liabilities (net) were net liabilities of $11.3 million and net assets of $111.8 million, respectively.

If NW Natural should determine in the future that all or a portion of these regulatory assets and liabilities no longer meet the criteria for continued application of SFAS No. 71, then it would be required to write off the net unrecoverable balances of its regulatory assets and liabilities as a charge to income.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143, which is effective for fiscal years beginning after June 15, 2002, requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. The liability for the asset retirement obligation is recorded as a capitalized cost increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections," effective for financial statements issued for fiscal years beginning after May 15, 2002. SFAS No. 145, which updates, clarifies and simplifies existing accounting pronouncements, addresses the reporting of debt extinguishments and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which replaces Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities, such as lease termination costs and certain employee severance costs, when they are incurred rather than at the date of a commitment to an exit or disposal plan. The primary effect of applying SFAS No. 146, which is effective for all exit or disposal activities initiated after Dec. 31, 2002, will be on the timing of recognition of costs associated with exit or disposal activities.

The Company is currently evaluating the impact of the adoption of SFAS Nos. 143, 145 and 146 upon its financial condition and results of operations.

Adoption of New Accounting Standards

Effective Jan. 1, 2002, the Company adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS No. 142 requires goodwill, of which the Company had none as of Dec. 31, 2002, and other intangibles with indefinite lives to be tested for impairment at least annually rather than being amortized as previously required. The adoption of SFAS No. 141 and SFAS No. 142 had no impact on the Company's financial condition or results of operations.

The Company also adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective Jan. 1, 2002. SFAS No. 144 establishes a single accounting model for recognition and measurement of the impairment of long-lived assets to be held and used, the measurement of long-lived assets to be disposed of by sale and for segments of a business to be disposed of. SFAS No. 144 also expands the scope of discontinued operations to include all components of an entity that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 had no impact on the Company's financial condition or results of operations.

On Dec. 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends FASB No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for companies that voluntarily change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the SFAS No. 148 disclosure requirements but continues to apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its stock-based compensation plans (see Note 4).

Utility Plant and Depreciation

Utility plant for NW Natural is stated at cost (see Note 9). When a depreciable unit of utility plant is retired, the cost is removed from both utility plant and accumulated depreciation together with the cost of removal, less any salvage. No gain or loss is recognized upon normal retirement.

NW Natural's provision for depreciation of utility property, which is computed under the straight-line, age-life method in accordance with independent engineering studies and as approved by regulatory authorities, approximated 3.5 percent of average depreciable plant in each of 2002, 2001 and 2000. The depreciation rate approximates the economic life of the utility property.

Allowance for Funds Used During Construction

Certain additions to utility plant include an allowance for funds used during construction (AFUDC). AFUDC represents the cost of funds borrowed during construction and is calculated using actual commercial paper interest rates. If commercial paper borrowings are less than the total costs of construction work in progress, then a composite rate of interest on all debt, shown as a reduction to interest charges, and a return on equity funds, shown as other income, is used to compute AFUDC. While cash is not realized currently from AFUDC, it is realized in the ratemaking process over the service life of the related property through increased revenues resulting from higher rate base and higher depreciation expense. NW Natural's weighted average AFUDC rates were 2.8 percent in 2002, 6.2 percent in 2001 and 6.0 percent in 2000.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and highly liquid temporary investments with original maturity dates of three months or less.

Revenue Recognition

Utility revenues are derived primarily from the sale and transportation of natural gas. Utility revenue from gas sales and transportation is recognized when the gas is delivered to and received by the customer. Estimated revenues are accrued for gas deliveries not billed to customers from meter reading dates to month end (unbilled revenue) and are reversed the following month when actual billings occur.

Revenues from non-utility services, including gas storage, are recognized upon delivery of the service to customers. Revenues from non-utility optimization contracts are recognized, after deducting for regulatory revenue sharing, over the life of the contract for amounts guaranteed under the contract, or as amounts are earned and reasonably estimable for amounts above the guaranteed value.

Inventories

Inventories, consisting primarily of natural gas in storage, are stated at the lower of average cost or net realizable value.

Derivatives Policy

NW Natural's Derivatives Policy sets forth the guidelines for using selected financial derivative products to support prudent risk management strategies within designated parameters. The Policy allows for the use of derivatives to manage commodity prices related to natural gas purchases, foreign currency prices related to gas purchase commitments from Canada, oil or propane commodity prices related to gas sales and transportation services under rate schedules pegged to other commodities, and interest rates related to long-term debt maturing in less than five years or expected to be issued in future periods. NW Natural's objectives for using derivatives are to decrease the volatility of earnings and cash flows associated with changes in commodity prices, foreign currency prices and interest rates. Use of derivatives is permitted only after the commodity price, exchange rate, and interest rate exposures have been identified, are determined to exceed defined tolerance levels and are considered to be unavoidable because they are necessary to support normal business activities (see Note 11). The Policy is intended to prevent speculative risk. NW Natural does not enter into derivative instruments for trading purposes and believes that any increase in market risk created by holding derivatives should be offset by the exposures they modify.

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on Jan. 1, 2001. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. SFAS No. 133 also requires that changes in the fair value of a derivative be recognized currently in earnings unless specific hedge accounting criteria are met.

NW Natural designates its derivatives as fair value or cash flow hedges based upon criteria established by SFAS No. 133. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change. For a derivative designated as a cash flow hedge, the effective portion of the derivative gain or loss is initially reported in accumulated other comprehensive income (OCI) unless the derivative is subject to deferral under NW Natural's regulated tariffs with the OPUC or the WUTC. The ineffective portion of the gain or loss in a cash flow hedge is recognized in current earnings. Effectiveness is measured by comparing changes in cash flows of the hedged item to gains or losses on derivative instruments.

NW Natural's primary hedging activities, consisting of natural gas commodity price and foreign currency exchange rate hedges, are principally accounted for as cash flow hedges under SFAS No. 133 and subject to regulatory deferral pursuant to SFAS No. 71. Unrealized gains and losses from mark-to-market valuations of these contracts are not recognized in current income but are reported as derivative assets or liabilities and offset by a corresponding deferred account balance included under "Regulatory liabilities" or "Regulatory assets." Due to their regulatory deferral treatment, effective portions of changes in the fair value of these derivatives are not recorded in OCI but are recognized as a regulatory asset or liability. Ineffective portions of changes in the fair value of these contracts are recognized in current earnings.

NW Natural documents all relationships between its hedge contracts and hedged items, as well as its risk management objective and strategy. This process includes specific identification of the type of contract, the details of the hedge transaction, the nature of the risk being hedged and how the hedging instrument's effectiveness will be measured. Both at the inception of the hedge and on an ongoing basis, NW Natural measures the effectiveness of the derivatives used in hedge transactions.

Income Taxes

NW Natural uses the balance sheet method of accounting for deferred income taxes. Deferred tax liabilities and assets reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts (see Note 8).

Consistent with rate and accounting orders of regulatory authorities, deferred income taxes are not currently collected for those temporary income tax differences where the prescribed regulatory accounting methods do not provide for current recovery in rates. NW Natural has recorded a regulatory tax asset for amounts pending recovery from customers in future rates. These amounts are primarily differences between the book and tax bases of net utility plant in service. This asset balance was $48.0 million and $48.5 million at Dec. 31, 2002 and 2001, respectively.

Investment tax credits on utility property additions and leveraged leases, which reduce income taxes payable, are deferred for financial statement purposes and are amortized over the life of the related property or lease. Investment and energy tax credits generated by non-regulated subsidiaries are amortized over a period of one to five years.

Other Income (Expense)

Other income (expense) consists of interest income, gain on sale of assets, investment income of Financial Corporation, the loss provision related to costs incurred in connection with the effort to acquire Portland General Electric Company (PGE) and other miscellaneous income from merchandise sales, rents, an aircraft lease and other items.

Earnings Per Share

Basic earnings per share are computed based on the weighted average number of common shares outstanding each year. Diluted earnings per share reflect the potential effects of the conversion of convertible debentures and the exercise of stock options. Diluted earnings are calculated as follows:

Thousands, except per share amounts	2002	2001	2000
Earnings applicable to common stock – basic	**$ 41,512**	$ 47,786	$ 47,768
Debenture interest less taxes	**285**	370	389
Earnings applicable to common stock – diluted	**$ 41,797**	$ 48,156	$ 48,157
Average common shares outstanding – basic	**25,431**	25,159	25,183
Stock options	**59**	32	13
Convertible debentures	**324**	421	442
Average common shares outstanding – diluted	**25,814**	25,612	25,638
Earnings per share of common stock – basic	**$ 1.63**	$ 1.90	$ 1.90
Earnings per share of common stock – diluted	**$ 1.62**	$ 1.88	$ 1.88

Stock-Based Compensation

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its stock-based compensation plans. Accordingly, the Company does not recognize compensation expense for the fair value of its stock-based awards. However, the Company recognizes compensation expense for the market value of stock awards granted under its Long-Term Incentive Plan (LTIP) in the period when performance shares are earned (see Note 4). The Company has elected to continue using the intrinsic value method of accounting for its stock-based awards rather than changing to the fair value method of accounting until a uniform method of valuing and expensing stock options is promulgated by the FASB.

2. CONSOLIDATED SUBSIDIARY OPERATIONS AND SEGMENT INFORMATION:

At Dec. 31, 2002, the Company had two direct wholly-owned subsidiaries, Financial Corporation and Northwest Energy. Northwest Energy was formed in 2001 to serve as the holding company for NW Natural and PGE if the acquisition of PGE had been completed.

The Company principally operates in a segment of business, "Utility," consisting of the distribution of natural gas. Another segment, "Gas Storage," primarily represents natural gas storage services provided to upstream interstate customers using storage capacity that has been developed in advance of core utility customers' requirements. The remaining segment, "Other," primarily consists of non-regulated investments in alternative energy projects in California and a Boeing 737-300 aircraft leased to Continental Airlines, and deferred costs relating to the acquisition of PGE (see Note 9).

NNG Financial Corporation

Financial Corporation has several financial investments, including investments as a limited partner in solar electric generating systems, windpower electric generating projects and low-income housing projects. Financial Corporation disposed of its remaining interests in certain gas producing properties in the western United States in 2000 and its partnership interest in a hydroelectric generating project in 2001.

Gas Storage

Gas storage services are provided to interstate customers using storage capacity that has been developed in advance of core utility customers' requirements. NW Natural retains 80 percent of the income before tax from gas storage services and credits the remaining 20 percent to a deferred regulatory account for sharing with its core utility customers.

NW Natural also receives revenues, after deducting for amounts shared with core utility customers, from a contract with an independent energy trading company that seeks to optimize the use of NW Natural's assets by trading temporarily unused portions of its gas storage and upstream pipeline transportation capacity.

Canor Energy, Ltd.

In January 2000, the Company sold its interest in Canor, an Alberta, Canada corporation that had been engaged in natural gas and oil exploration, development and production in Alberta and Saskatchewan, Canada. The after-tax gain from the sale was $2.4 million, net of Canadian tax on dividends ($0.6 million) and U.S. income tax ($2.8 million), and is shown as gain on sale of discontinued segment.

Segment Information

The following table presents information about reportable segments for 2002, 2001 and 2000. Inter-segment transactions are insignificant.

Thousands	Utility	Gas Storage	Other	Total
2002				
Net operating revenues	$ 279,414	$ 7,944	$ 186	$ 287,544
Depreciation and amortization	51,693	396	1	52,090
Other operating expenses	118,156	962	78	119,196
Income from operations	109,565	6,586	107	116,258
Income from financial investments	–	–	988	988
Loss provision for PGE transaction costs	–	–	(8,414)	(8,414)
Net income (loss)	47,336	3,646	(7,190)	43,792
Total assets at Dec. 31, 2002	1,308,291	16,403	18,097	1,342,791
2001				
Net operating revenues	$ 271,473	$ 4,368	$ 170	$ 276,011
Depreciation and amortization	49,413	227	–	49,640
Other operating expenses (income)	115,708	489	(37)	116,160
Income from operations	106,352	3,652	207	110,211
Income (loss) from financial investments	–	–	(321)	(321)
Net income	47,313	2,112	762	50,187
Total assets at Dec. 31, 2001	1,391,156	14,243	29,623	1,435,022
2000				
Net operating revenues	$ 257,361	$ 258	$ 331	$ 257,950
Depreciation and amortization	47,430	10	–	47,440
Other operating expenses	106,027	81	60	106,168
Income from operations	103,904	167	271	104,342
Income (loss) from financial investments	–	–	(221)	(221)
Net income from continuing operations	47,519	102	191	47,812
Gain on sale of discontinued segment	–	–	2,412	2,412
Total assets at Dec. 31, 2000	1,252,747	4,919	21,047	1,278,713

3. CAPITAL STOCK:

Common Stock

At Dec. 31, 2002, NW Natural had reserved 148,415 shares of common stock for issuance under the Employee Stock Purchase Plan, 384,502 shares for future conversions of its 7-1/4% Convertible Debentures, 568,665 shares under its Dividend Reinvestment and Stock Purchase Plan, 1,892,014 shares under its Restated Stock Option Plan (see Note 4), and 3,000,000 shares under the Shareholder Rights Plan.

Redeemable Preference Stock

On Dec. 31, 2002, NW Natural redeemed all 250,000 shares of its $6.95 Series of Redeemable Preference Stock with proceeds from the sale of commercial paper.

Redeemable Preferred Stock

The mandatory preferred stock redemption requirements aggregate $0.8 million in each of 2003, 2004, 2005, 2006 and 2007. These requirements are non-cumulative. At any time NW Natural is in default on any of its obligations to make the prescribed sinking fund payments, it may not pay cash dividends on the common stock. Upon involuntary liquidation, all series of redeemable preferred stock are entitled to their stated value.

The redeemable preferred stock is callable at stipulated prices, plus accrued dividends. On or after May 1, 2002, shares of the $7.125 Series are redeemable at a price of $102.850 per share, decreasing each year thereafter to $100 per share on or after May 1, 2008.

Stock Repurchase Program

In May 2000, the Company commenced a program to repurchase up to 2 million shares, or up to $35 million in value, of NW Natural's common stock through a repurchase program which has been extended through May 2003. The purchases are made in the open market or through privately negotiated transactions. Since the program's inception the Company has repurchased 355,400 shares of common stock at a total cost of $8.2 million.

Restated Stock Option Plan

At the Company's Annual Meeting in May 2002, the shareholders approved an amendment to the Restated Stock Option Plan that increased the total number of shares authorized for option grants from 1,200,000 to 2,400,000 shares. At Dec. 31, 2002, options on 1,428,200 shares were available for grant and options to purchase 463,814 shares were outstanding.

The following table shows the changes in the number of shares of NW Natural's capital stock and the premium on common stock for the years 2002, 2001 and 2000:

	Shares			Premium on
	Common stock	Redeemable preference stock	Redeemable preferred stock	common stock (thousands)
Balance, Dec. 31, 1999	25,091,938	250,000	105,643	$ 234,608
Sales to employees	14,696	–	–	278
Sales to stockholders	199,920	–	–	3,769
Exercise of stock options – net	5,990	–	–	81
Conversion of convertible debentures to common	29,580	–	–	495
Stock repurchases	(108,700)	–	–	(1,016)
Sinking fund purchases	–	–	(8,143)	–
Balance, Dec. 31, 2000	25,233,424	250,000	97,500	238,215
Sales to employees	30,952	–	–	498
Sales to stockholders	177,624	–	–	3,854
Exercise of stock options – net	12,289	–	–	110
Conversion of convertible debentures to common	20,485	–	–	343
Stock repurchases	(246,700)	–	–	(2,323)
Sinking fund purchases	–	–	(7,500)	–
Balance, Dec. 31, 2001	25,228,074	250,000	90,000	240,697
Sales to employees	42,862	–	–	748
Sales to stockholders	157,288	–	–	3,854
Exercise of stock options – net	61,020	–	–	1,105
Conversion of convertible debentures to common	97,069	–	–	1,624
Sinking fund purchases	–	–	(7,500)	–
Redemption	–	(250,000)	–	–
Balance, Dec. 31, 2002	**25,586,313**	**–**	**82,500**	**$ 248,028**

4. STOCK-BASED COMPENSATION:

NW Natural has the following stock-based compensation plans: the Long-Term Incentive Plan (LTIP); the Restated Stock Option Plan (Restated SOP) (formerly the 1985 Stock Option Plan); the Employee Stock Purchase Plan (ESPP); and the Non-Employee Directors Stock Compensation Plan (NEDSCP). These plans are designed to promote stock ownership in NW Natural by employees, officers and directors.

NW Natural's shareholders approved the LTIP effective Jan. 1, 2001, to provide a flexible, competitive compensation program for eligible officers. An aggregate of 500,000 shares of common stock was authorized for grants under the LTIP as stock bonus, restricted stock or performance-based stock awards. Shares awarded under the LTIP are purchased on the open market. To date, NW Natural has granted three performance-based awards, one based on a two-year performance period (2001-02) and two based on three-year performance periods (2001-03 and 2002-04), and a restricted stock award. The aggregate target awards for each of the two-year (2001-02) and three-year (2001-03) performance-based award periods were 26,000 shares and the maximum awards were 52,000 shares. The aggregate target and maximum awards for the three-year performance-based award period (2002-04) were 29,000 and 58,000 shares, respectively. Final awards depend on the attainment of certain return on equity performance goals. At Dec. 31, 2002, the two-year performance-based award covering the period 2001-02 lapsed because the performance-based measures were not achieved. The restricted stock award consists of 4,500 shares granted in 2001 with a vesting period of 65 months. The LTIP stock awards are compensatory awards for which compensation expense is accrued based upon the market value of performance shares earned, or a pro rata amortization over the vesting period for restricted shares.

The Restated SOP authorizes an aggregate of 2,400,000 shares of common stock for issuance as incentive or non-statutory stock options. These options may be granted only to officers and key employees designated by a committee of NW Natural's Board of Directors. All options are granted at an option price not less than the market value at the date of grant and may be exercised for a period not exceeding 10 years from the date of grant. Option holders may exchange shares they have owned for at least six months, at the current market price, to purchase shares at the option price. Since inception in 1985, options on 1,100,921 shares of common stock have been granted at prices ranging from $11.75 to $27.875 per share, and options on 129,121 shares have expired.

In accordance with APB No. 25, no compensation expense is recognized for the Restated SOP or the ESPP. If compensation expense for awards under the Restated SOP and the ESPP had been determined based on fair value at the grant dates using the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," net income and earnings per share would have been reduced to the pro forma amounts shown below:

	2002	2001	2000
Earnings applicable to common stock ($000):			
As reported	**$ 41,512**	$ 47,786	$ 47,768
Deduct: total stock-based compensation expense determined under fair value based method – net of tax	**(478)**	(338)	(353)
Pro forma	**$ 41,034**	$ 47,448	$ 47,415
Basic earnings per share			
As reported	**$ 1.63**	$ 1.90	$ 1.90
Pro forma	**$ 1.61**	$ 1.89	$ 1.88
Diluted earnings per share			
As reported	**$ 1.62**	$ 1.88	$ 1.88
Pro forma	**$ 1.60**	$ 1.87	$ 1.86

The fair value of each stock option grant is estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Dividend yield	**4.8%**	4.9%	4.7%
Expected volatility	**29.1%**	31.0%	31.4%
Risk-free interest rate	**3.6%**	5.2%	5.2%
Expected life (years)	**7**	7	7
Present value of options granted	**$ 20.49**	$ 17.34	$ 14.18

Information regarding the Restated SOP's activity is summarized as follows:

		Price per Share	
	Shares	Range	Weighted Average
Balance, Dec. 31, 1999	290,212	$ 16.59 – 27.875	$ 24.08
Granted	153,000	20.25 – 22.875	20.36
Exercised	(14,207)	16.59 – 24.00	22.63
Expired	(13,000)	20.25 – 27.875	24.36
Balance, Dec. 31, 2000	416,005	20.17 – 27.875	22.75
Granted	15,000	24.91	24.91
Exercised	(12,289)	20.17 – 20.92	20.36
Expired	(31,625)	20.25 – 27.875	24.31
Balance, Dec. 31, 2001	387,091	20.25 – 27.875	22.79
Granted	163,750	26.07 – 27.85	26.35
Exercised	(68,827)	20.25 – 27.875	21.74
Expired	(18,200)	20.25 – 27.875	25.43
Balance, Dec. 31, 2002	**463,814**	**20.25 – 27.875**	**24.10**

The weighted average characteristics of outstanding stock options at Dec. 31, 2002 were as follows:

Outstanding Options			Exercisable Options	
Range of Exercise Prices	Shares	Remaining Life (Years)	Shares	Weighted Average Price
$20.25 – 27.875	463,814	6.64	244,864	$ 23.31

The ESPP, as amended in 2000, allows employees to purchase common stock at 85 percent of the opening market price on the subscription date which is set annually. Each eligible employee may purchase up to 900 shares through payroll deduction over a six to 12-month period.

Non-employee directors of the Company are awarded approximately $100,000 worth of the Company's common stock upon joining the Board pursuant to NW Natural's NEDSCP. These initial awards vest in monthly installments over the five calendar years following the award. On Jan. 1 of each year thereafter, non-employee directors are awarded an additional $20,000 of common stock which vests in monthly installments in the fifth year following the award (after the previous award has fully vested). All awards vest immediately upon a change in control of the Company. Unvested shares are forfeited if the recipient ceases to be a director. The shares awarded are purchased in the open market by the Company at the time of award. Directors may elect to defer unvested shares into their stock accounts under the Directors Deferred Compensation Plan. Non-employee directors also may elect to receive shares of common stock instead of a cash payment for their fees and retainers under a separate plan.

5. LONG-TERM DEBT:

The issuance of first mortgage debt, including secured medium-term notes, under the Mortgage and Deed of Trust (Mortgage) is limited by property additions, adjusted net earnings and other provisions of the Mortgage. The Mortgage constitutes a first mortgage lien on substantially all of NW Natural's utility property.

The 7-1/4 % Series of Convertible Debentures may be converted at any time into 50-1/4 shares of common stock for each $1,000 face value ($19.90 per share).

The maturities for the five years ending Dec. 31, 2007 on the long-term debt outstanding at Dec. 31, 2002 amount to: $20 million in 2003, no maturity in 2004, $15 million in 2005, $8 million in 2006 and $29.5 million in 2007. Holders of certain medium-term notes have put options that, if exercised, would accelerate the maturity of long-term debt by $10 million and $20 million in 2005 and 2007, respectively.

6. NOTES PAYABLE AND LINES OF CREDIT:

The Company's primary source of short-term funds is commercial paper notes payable. Both NW Natural and Financial Corporation issue commercial paper under agency agreements with a commercial bank. NW Natural's commercial paper is supported by its committed bank lines of credit (see below), while Financial Corporation's commercial paper is supported by committed bank lines of credit and the guaranty of NW Natural. The amounts and average interest rates of commercial paper debt outstanding at Dec. 31 were as follows:

Thousands	2002 Amount	2002 Rate	2001 Amount	2001 Rate
NW Natural	**$ 69,802**	**1.4%**	$ 108,291	2.6%
Financial Corporation	**–**		–	
Total	**$ 69,802**		$ 108,291	

NW Natural has lines of credit with four commercial banks totaling $150 million. Half of the credit with each bank, totaling $75 million, is committed and available through Sept. 30, 2003, and the other $75 million is committed and available through Sept. 30, 2004. In addition, Financial Corporation has available through Sept. 30, 2003, committed lines of credit with two commercial banks totaling $20 million. Financial Corporation's lines are supported by the guaranty of NW Natural.

Under the terms of these lines of credit, NW Natural and Financial Corporation pay commitment fees but are not required to maintain compensating bank balances. The interest rates on borrowings under these lines of credit, if any, are based on current market rates. There were no outstanding balances on either the NW Natural or Financial Corporation lines of credit as of Dec. 31, 2002 or 2001.

NW Natural's lines of credit require that credit ratings be maintained in effect at all times and that notice be given of any change in its senior unsecured debt ratings. A change in NW Natural's credit rating is not an event of default, nor is the maintenance of a specific minimum level of credit rating a condition to drawing upon the lines of credit. However, interest rates on any loans outstanding under NW Natural's bank lines are tied to credit ratings, which would increase or decrease the cost of bank debt, if any, when ratings are changed. The lines of credit require that the Company maintain an indebtedness to total capitalization ratio, as defined in the credit agreements, of 65 percent or less. Also, effective Oct. 1, 2002, the lines of credit require the Company to maintain a net worth at least equal to 80 percent of its net worth at Sept. 30, 2002, plus 50 percent of the Company's net income for each subsequent fiscal quarter. Failure to comply with either of these covenants would entitle the banks to terminate their lending commitments and to accelerate the maturity of all amounts outstanding. At Dec. 31, 2002, the Company was in compliance with both the debt to total capital covenant and the minimum net worth covenant.

7. PENSION AND OTHER POSTRETIREMENT BENEFITS:

NW Natural has two qualified non-contributory defined benefit pension plans covering all regular employees with more than one year of service, a non-qualified supplemental pension plan for eligible executive officers and other postretirement benefit plans for its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the three-year period ended Dec. 31, 2002 and a statement of the funded status and amounts recognized in the consolidated balance sheets as of Dec. 31, 2002, 2001 and 2000:

Thousands	Pension Benefits 2002	Pension Benefits 2001	Pension Benefits 2000	Other Postretirement Benefits 2002	Other Postretirement Benefits 2001	Other Postretirement Benefits 2000
Change in benefit obligation:						
Benefit obligation at Jan. 1	**$ 166,751**	$ 146,802	$ 136,198	**$ 16,987**	$ 14,069	$ 11,902
Service cost	**4,637**	3,964	3,475	**395**	325	234
Interest cost	**11,807**	11,332	10,312	**1,174**	1,116	995
Expected benefits paid	**(9,453)**	(9,152)	(8,035)	**(979)**	(942)	(878)
Plan amendments	**–**	1,838	12	**(300)**	–	–
Net actuarial (gain) loss	**11,382**	11,967	4,840	**1,180**	2,419	1,816
Benefit obligation at Dec. 31	**185,124**	166,751	146,802	**18,457**	16,987	14,069
Change in plan assets:						
Fair value of plan assets at Jan. 1	**168,964**	190,451	193,427	**–**	–	–
Actual return on plan assets	**(17,082)**	(13,077)	4,351	**–**	–	–
Employer contributions	**735**	742	708	**979**	942	878
Benefits paid	**(9,453)**	(9,152)	(8,035)	**(979)**	(942)	(878)
Fair value of plan assets at Dec. 31	**143,164**	168,964	190,451	**–**	–	–
Funded status:						
Funded status at Dec. 31	**(41,960)**	2,212	43,649	**(18,457)**	(16,987)	(14,069)
Unrecognized transition obligation	**–**	351	701	**4,226**	4,795	5,232
Unrecognized prior service cost	**7,371**	8,575	8,022	**–**	172	191
Unrecognized net actuarial (gain) loss	**42,060**	(2,956)	(47,661)	**4,437**	3,405	1,061
Net amount recognized	**$ 7,471**	$ 8,182	$ 4,711	**$ (9,794)**	$ (8,615)	$ (7,585)
Amounts recognized in the consolidated balance sheets at Dec. 31:						
Prepaid benefit cost	**$ 17,339**	$ 17,211	$ 13,150	**$ –**	$ –	$ –
Accrued benefit liability	**(18,741)**	(9,346)	(8,932)	**(9,794)**	(8,615)	(7,585)
Intangible asset	**4,438**	169	493	**–**	–	–
Other comprehensive loss	**4,435**	148	–	**–**	–	–
Net amount recognized	**$ 7,471**	$ 8,182	$ 4,711	**$ (9,794)**	$ (8,615)	$ (7,585)

The Company's qualified defined benefit pension plans had an accumulated benefit obligation in excess of plan assets at Dec. 31, 2002. The plans' aggregate accumulated benefit obligation was $172 million, $156 million and $136 million at Dec. 31, 2002, 2001 and 2000, respectively. Plan assets were $143 million, $169 million and $190 million, respectively. The fair value of plan assets declined from Dec. 31, 2001 to Dec. 31, 2002 due to $15 million in investment losses, $9.8 million in withdrawals to pay benefits and $1.0 million in eligible expenses of the plans. The combination of investment returns and cash contributions is expected to provide sufficient funds to cover all benefit obligations of the plans; the Company expects to make cash contributions to the plans totaling $1.9 million for the 2003 plan year.

The Company's non-qualified supplemental pension plan had an accumulated benefit obligation in excess of plan assets for each of the periods presented. The plan's aggregate accumulated benefit obligation was $12.8 million, $10.7 million and $10.4 million at Dec. 31, 2002, 2001 and 2000, respectively. There were no plan assets in the non-qualified plan due to the nature of the plan, but the Company funds its obligation with trust-owned life insurance. The amount of the life insurance coverage is designed to provide sufficient returns to cover the benefit obligations and other costs of the plan.

The Company's plans for providing postretirement benefits other than pensions also have no plan assets. The aggregate benefit obligation for those plans was $18.5 million, $17.0 million and $14.1 million at Dec. 31, 2002, 2001 and 2000, respectively.

The following tables provide the components of net periodic cost (benefit) for the plans for the years ended Dec. 31, 2002, 2001 and 2000, and the assumptions used in the measurement of these costs and the Company's benefit obligations:

Thousands	Pension Benefits 2002	Pension Benefits 2001	Pension Benefits 2000	Other Postretirement Benefits 2002	Other Postretirement Benefits 2001	Other Postretirement Benefits 2000
Service cost	**$ 4,637**	$ 3,964	$ 3,475	**$ 395**	$ 325	$ 234
Interest cost	**11,807**	11,332	10,312	**1,174**	1,116	995
Expected return on plan assets	**(16,335)**	(17,198)	(16,056)	**–**	–	–
Amortization of transition obligation	**351**	351	334	**436**	436	436
Amortization of prior service cost	**1,204**	1,284	1,174	**6**	19	19
Recognized actuarial (gain) loss	**(216)**	(2,464)	(3,449)	**147**	75	–
Net periodic cost (benefit)	**$ 1,448**	$ (2,731)	$ (4,210)	**$ 2,158**	$ 1,971	$ 1,684
Weighted average assumptions as of Dec. 31:						
Discount rate	**6.75%**	7.25%	7.50%	**6.75%**	7.25%	7.50%
Expected return on plan assets	**8.00%**	9.00%	9.00%	**n/a**	n/a	n/a
Rate of compensation increase	**4.25-5.00%**	4.25-5.00%	4.25-5.00%	**n/a**	n/a	n/a

The assumed annual trend rates used in measuring postretirement benefits as of Dec. 31, 2002 were 10 percent for medical and 15 percent for prescription drugs. Medical costs were assumed to decrease gradually each year to a rate of 4.5 percent for 2008, while prescription drug costs were assumed to decrease gradually each year to a rate of 4.5 percent for 2013.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects:

Thousands	1% Increase	1% Decrease
Effect on the total service and interest cost components of net periodic postretirement health care benefit cost	$ 45	$ (45)
Effect on the health care component of the accumulated postretirement benefit obligation	$ 488	$ (476)

NW Natural's Retirement K Savings Plan (RKSP) is a qualified defined contribution plan under Internal Revenue Code Section 401(k). NW Natural also has a non-qualified deferred compensation plan for eligible officers and senior managers. These plans are designed to enhance the retirement program of employees and to assist them in strengthening their financial security by providing an incentive to save and invest regularly. NW Natural's matching contributions to these plans totaled $1.4 million in 2002 and $1.3 million in both 2001 and 2000.

Effective Jan. 1, 2002, the RKSP was amended to establish an Employee Stock Ownership Plan (ESOP) within the RKSP by converting the existing RKSP Company Stock Fund into an ESOP. This amendment allowed the Company to claim a tax benefit of $0.2 million in 2002 for the dividends paid on the Company's common stock held by the ESOP. In order to claim this deduction, the Company was required to allow RKSP participants the option of receiving the dividends paid on the Company's common stock in the ESOP account in cash rather than having the dividends automatically reinvested (see Note 8).

8. INCOME TAXES:

A reconciliation between income taxes calculated at the statutory federal tax rate and the tax provision reflected in the financial statements is as follows:

Thousands	2002	2001	2000
Computed income taxes based on statutory federal income tax rate of 35%	**$ 23,533**	$ 27,209	$ 26,124
Increase (reduction) in taxes resulting from:			
Difference between book and tax depreciation	**222**	222	222
Current state income tax, net of federal tax benefit	**2,299**	2,672	2,622
Federal income tax credits	**(362)**	(362)	(357)
Amortization of investment tax credits	**(858)**	(855)	(855)
Gains on Company and trust-owned life insurance	**(487)**	(576)	(611)
Removal costs	**(573)**	(508)	(480)
Reversal of amounts provided in prior years	**(240)**	(72)	(25)
Deduction for dividends paid on certain employer securities to an ESOP	**(204)**	–	–
Other – net	**114**	(177)	189
Total provision for income taxes	**$ 23,444**	$ 27,553	$ 26,829
Total income taxes paid	**$ 33,474**	$ 25,201	$ 22,552

The provision for income taxes consists of the following:

Thousands	2002	2001	2000
Income taxes currently payable:			
Federal	$ 9,377	$ 32,682	$ 18,228
State	1,239	5,912	2,444
Total	10,616	38,594	20,672
Deferred taxes – net:			
Federal	11,476	(8,606)	7,495
State	2,210	(1,580)	(483)
Total	13,686	(10,186)	7,012
Investment and energy tax credits restored:			
From utility operations	(800)	(800)	(800)
From subsidiary operations	(58)	(55)	(55)
Total	(858)	(855)	(855)
Total provision for income taxes	$ 23,444	$ 27,553	$ 26,829
Percentage of pretax income	34.9%	35.4%	35.9%

Deferred tax assets and liabilities are comprised of the following:

Thousands	2002	2001
Deferred tax liabilities:		
Plant and property	$ 96,525	$ 84,976
Regulatory income tax asset	47,975	48,469
Regulatory liabilities	319	–
Other deferred liabilities	6,569	7,645
Total	151,388	141,090
Deferred tax assets:		
Regulatory assets	–	2,270
Minimum pension liability	1,883	–
Other deferred assets	7,773	8,396
Total	9,656	10,666
Net accumulated deferred income tax liability	$ 141,732	$ 130,424

A $1.9 million tax benefit associated with a charge related to accrual of minimum pension liability was recorded in OCI for the year ended Dec. 31, 2002.

9. PROPERTY AND INVESTMENTS:

The following table sets forth the major classifications of NW Natural's utility plant and accumulated depreciation at Dec. 31:

	2002		2001	
Thousands	Amount	Average Depreciation Rate	Amount	Average Depreciation Rate
Transmission and distribution	$1,254,624	3.4%	$1,196,824	3.4%
Utility storage	107,110	2.7%	106,500	2.6%
General	83,878	6.3%	80,411	6.0%
Intangible and other	53,291	4.3%	50,274	5.8%
Utility plant in service	1,498,903	3.5%	1,434,009	3.5%
Gas stored long-term	11,301		11,301	
Construction work in progress	29,761		19,769	
Total utility plant	1,539,965		1,465,079	
Less accumulated depreciation	560,798		514,299	
Utility plant – net	$ 979,167		$ 950,780	

The following table summarizes the Company's investments in non-utility plant at Dec. 31:

Thousands	2002	2001
Non-utility storage	$ 17,037	$ 14,480
Dock, land, oil station and other	3,795	3,723
Total non-utility plant	20,832	18,203
Less accumulated depreciation	4,404	4,007
Non-utility plant – net	$ 16,428	$ 14,196

The following table summarizes the Company's investments in entities accounted for under the equity and cost methods, and its investment in an aircraft leveraged lease at Dec. 31:

Thousands	2002	2001
Deferred costs for pending purchase of PGE, net of loss provision	$ –	$ 9,557
Aircraft leveraged lease	6,489	6,987
Gas pipeline and other	2,950	3,234
Electric generation	3,264	3,155
Long-term notes receivable	–	300
Total investments and other	$ 12,703	$ 23,233

Financial Corporation has ownership interests ranging from 4.0 to 5.3 percent in solar electric generation plants located near Barstow, California. Power generated by these plants is sold to Southern California Edison Company under long-term contracts. Financial Corporation also has ownership interests ranging from 25 to 41 percent in wind-power electric generation projects located near Livermore and Palm Springs, California. The wind-generated power is sold to Pacific Gas and Electric Company and Southern California Edison Company under long-term contracts.

Financial Corporation has a 10 percent ownership interest in a 19-mile interstate natural gas pipeline. NW Natural is the operator of this pipeline.

In 1987, the Company invested in a Boeing 737-300 aircraft, which is leased to Continental Airlines for 20 years under a leveraged lease agreement.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The estimated fair values of NW Natural's financial instruments have been determined using available market information and appropriate valuation methodologies. The following are financial instruments whose carrying values are sensitive to market conditions:

	Dec. 31, 2002		Dec. 31, 2001	
Thousands	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Redeemable preference stock	$ –	$ –	$ 25,000	$ 25,347
Redeemable preferred stock	$ 8,250	$ 8,333	$ 9,000	$ 9,256
Long-term debt including amount due within one year	$ 465,945	$ 518,495	$ 418,377	$ 407,239

Fair value of the redeemable preference stock and the redeemable preferred stock was estimated using quoted market prices. Interest rates for debt with similar terms and remaining maturities were used to estimate fair value for debt issues.

11. USE OF FINANCIAL DERIVATIVES:

NW Natural enters into short-term and long-term natural gas purchase contracts with suppliers, including contracts tied to floating prices. As such, NW Natural is exposed to changes in commodity prices. Natural gas prices are subject to fluctuations due to unpredictable factors including weather, inventory levels, pipeline transportation availability, and the economy, each of which affects short-term supply and demand. As part of its overall strategy to maintain an acceptable level of exposure to gas price fluctuations, NW Natural uses a targeted mix of fixed-rate and cap-protected derivatives to hedge the exposure under floating price gas supply contracts. Swap contracts are used to convert certain long-term gas purchase contracts from floating prices to fixed prices, and call option contracts are used to limit the maximum adverse impact from floating price contracts while retaining the potential favorable impact from declining gas prices.

The prices embedded in these commodity hedge contracts are incorporated in NW Natural's annual rate changes, pursuant to its Oregon Purchased Gas Adjustment (PGA) tariff, thereby limiting customers' exposure to frequent changes in purchased gas costs. The estimated fair value gains and losses from commodity hedge contracts are recorded as a derivative asset or liability, and are offset by a corresponding amount recorded to a deferred regulatory asset or liability account for the effective portion of each hedge contract. The actual gains and losses realized at settlement of the hedge contract are used to offset the actual purchase cost from NW Natural's physical supply contract.

Certain natural gas purchases from Canadian suppliers are invoiced in Canadian dollars, including both commodity and demand charges, thereby exposing NW Natural to adverse changes in foreign currency rates. Foreign currency forward contracts are used to minimize the impact of fluctuations in currency rates. Foreign currency contracts for commodity costs are purchased on a month-to-month basis because the Canadian cost is priced at the average noonday exchange rate for each month. Foreign currency contracts for demand costs have terms ranging up to 24 months. The gains and losses on the shorter-term currency contracts for commodity costs are recognized immediately in cost of gas. The gains and losses on the longer-term currency contracts for demand charges are subject to a regulatory deferral tariff and, as such, are recorded as a derivative asset or liability which is offset by a corresponding amount to a deferred asset or liability account.

NW Natural did not use any derivative instruments to hedge oil or propane prices or interest rates during 2002 or 2001.

At Dec. 31, 2002, NW Natural had the following derivatives outstanding covering its exposures to commodity and foreign currency prices: a series of 18 natural gas price swap contracts, three natural gas call option contracts, and 83 foreign currency forward contracts. Each of these contracts was designated as a cash flow hedge. NW Natural also had one physical natural gas supply contract with an embedded derivative, which did not qualify as a normal purchase or sales contract. The estimated fair values and the notional amounts of derivative instruments outstanding were as follows:

	— Dec. 31, 2002 —		— Dec. 31, 2001 —	
Thousands	**Fair Value Gain (Loss)**	**Notional Amount**	Fair Value Gain (Loss)	Notional Amount
Fixed-price natural gas commodity swaps	$ 11,422	$ 159,724	$(110,935)	$ 254,209
Fixed-price natural gas call options	717	18,084	(832)	6,390
Physical natural gas supply contract with embedded option	448	2,754	–	–
Foreign currency forward purchase contracts	(161)	15,525	(101)	10,223
Total	$ 12,426	$ 196,087	$(111,868)	$ 270,822

In 2002, NW Natural realized net losses of $75.5 million from the settlement of natural gas commodity swap and call option contracts, which were recorded as increases to the cost of gas, compared to net gains of $57.6 million during 2001. The currency exchange rate in all foreign currency forward purchase contracts is included in NW Natural's cost of gas at settlement; therefore, no gain or loss was recorded from the settlement of those contracts. The change in value of cash flow hedge contracts, not included in regulatory recovery, is included in OCI. In 2002 and 2001, the Company recognized a $0.2 million gain and a $0.2 million loss, respectively, in OCI from these changes in value of cash flow hedge contracts.

The fair value of derivative instruments at Dec. 31, 2002 (see table above) was determined using estimated or quoted market prices for the periods covered by the contracts. Market prices for the natural gas commodity-price swap and call option contracts were obtained from external sources. NW Natural reviews these third-party valuations for reasonableness using fair value calculations for other contracts with similar terms and conditions. The market prices for the foreign currency forward contracts were based on currency exchange rates quoted by The Bank of Canada.

As of Dec. 31, 2002, NW Natural had two natural gas commodity swap contracts extending beyond Dec. 31, 2003, but none extends beyond Oct. 31, 2004. None of the natural gas commodity call option contracts extends beyond March 31, 2003.

12. COMMITMENTS AND CONTINGENCIES:

Lease Commitments

The Company leases land, buildings and equipment under agreements that expire in various years through 2006. Rental expense under operating leases was $4.8 million, $4.7 million and $4.9 million for the years ended Dec. 31, 2002, 2001 and 2000, respectively. The table below reflects the future minimum lease payments due under non-cancelable leases at Dec. 31, 2002. Such payments total $13.8 million for operating leases. The net present value of payments on capital leases less imputed interest was $0.2 million. These commitments principally relate to the lease of the Company's office headquarters, underground gas storage facilities, vehicles and computer equipment.

Millions	2003	2004	2005	2006	2007	Later years
Operating leases	$ 2.9	$ 2.7	$ 2.6	$ 1.0	$ 0.3	$ 4.3
Capital leases	0.2	–	–	–	–	–
Minimum lease payments	$ 3.1	$ 2.7	$ 2.6	$ 1.0	$ 0.3	$ 4.3

Purchase Commitments

NW Natural has signed agreements providing for the availability of firm pipeline capacity under which it must make fixed monthly payments for contracted capacity. The pricing component of the monthly payment is established, subject to change, by U.S. or Canadian regulatory bodies. In addition, NW Natural has entered into long-term sale agreements to release firm pipeline capacity. The aggregate amounts of these agreements were as follows at Dec. 31, 2002:

Thousands	Capacity Purchase Agreements	Capacity Release Agreements
2003	$ 75,112	$ 3,698
2004	44,064	3,536
2005	40,201	3,382
2006	35,912	3,235
2007	34,380	3,092
2008 through 2023	152,093	8,047
Total	381,762	24,990
Less: Amount representing interest	92,130	4,687
Total at present value	$ 289,632	$ 20,303

NW Natural's total payments of fixed charges under capacity purchase agreements in 2002, 2001 and 2000 were $86.2 million, $86.5 million and $81.5 million, respectively. Included in the amounts for 2002, 2001 and 2000 were reductions for capacity release sales of $4.2 million, $3.8 million and $3.8 million, respectively. In addition, per-unit charges are required to be paid based on the actual quantities shipped under the agreements. In certain take-or-pay purchase commitments, annual deficiencies may be offset by prepayments subject to recovery over a longer term if future purchases exceed the minimum annual requirements. NW Natural also has a contract commitment to purchase about $10.1 million in gas transmission pipe in 2003 for use in constructing an extension of the pipeline from its Mist storage field.

Environmental Matters

NW Natural owns property in Multnomah County, Oregon that is the site of a former gas manufacturing plant that was closed in 1956 (the Gasco site). The Gasco site has been under investigation by NW Natural for environmental contamination under the Oregon Department of Environmental Quality's (ODEQ) Voluntary Clean-Up Program. NW Natural has recorded liabilities totaling $4.0 million for the estimated costs of investigation and interim remediation at the Gasco site, including consultants' fees, ODEQ oversight reimbursement and legal fees, of which $3.2 million had been spent as of Dec. 31, 2002.

NW Natural previously owned property adjacent to the Gasco site that now is the location of a manufacturing plant owned by Wacker Siltronic Corporation (the Wacker site). In 2000, the ODEQ issued an order requiring Wacker and NW Natural to determine the nature and extent of releases of hazardous substances to Willamette River sediments from the Wacker site. NW Natural has completed the majority of the studies required under the ODEQ work plan and the agency is reviewing data generated by the studies. NW Natural has recorded a liability of $0.3 million for its estimated costs of the investigation and initial remediation on the Wacker site, of which $0.2 million had been spent as of Dec. 31, 2002.

In 1998, the ODEQ and the U.S. Environmental Protection Agency (EPA) completed a study of sediments in a 5.5-mile segment of the Willamette River (the Portland Harbor) that includes the area adjacent to the Gasco site and the Wacker site. In 2000, the EPA listed the Portland Harbor as a Superfund site and notified the Company that it is a potentially responsible party. NW Natural recorded liabilities totaling $2.3 million between 2000 and 2002, of which $1.1 million had been spent as of Dec. 31, 2002. The amount of NW Natural's liability is based on estimates of the Company's share of the lower end of a range of probable liability for the costs of the Remedial Investigation/Feasibility Study for the Portland Harbor. Available information is insufficient to determine either the total amount of liability for investigation and remediation of the Portland Harbor or the higher end of a range for NW Natural's estimated share of that liability.

The City of Portland has notified NW Natural that it is planning a sewer improvement project that would include excavation within the former site of a gas manufacturing plant (the Portland Gas site) that was owned and operated by a predecessor of the Company between 1860 and 1913. The preliminary assessment of this site performed by a consultant for the EPA in 1987 indicated that it could be assumed that by-product tars may have been disposed of on site. The report concluded, however, that it is likely that waste residues from the plant, if present on the site, were covered by deep fill during construction of the nearby seawall bordering the Willamette River and probably have stabilized due to physical and chemical processes. Neither the City of Portland nor the ODEQ has notified NW Natural whether a further investigation or potential remediation might be required on the site in connection with the sewer project. Available information is insufficient to determine either the total amount of liability or a probable range, if any, of potential liability.

NW Natural has accrued all material loss contingencies relating to environmental matters that it believes to be probable of assertion and reasonably estimable. Due to the preliminary nature of these environmental investigations, the range of any additional possible loss contingency cannot be currently estimated. NW Natural expects that its costs of further investigation and remediation for which it may be responsible with respect to the Gasco site, the Wacker site, the Portland Harbor site and the Portland Gas site, if any, should be recoverable, in large part, from insurance. At Dec. 31, 2002, NW Natural had a $2.5 million receivable representing an estimate of the environmental costs NW Natural expects to recover from insurance, including $1.4 million that was recorded in 2000 for costs relating to the Gasco site and $1.1 million that was recorded in 2002 for costs relating to the Portland Harbor site. In the event these costs are not recovered from insurance, NW Natural will seek recovery through future rates.

Litigation

In November 2001, NW Natural commenced a lawsuit, *(Northwest Natural Gas Company v. Cascade Resources Corporation and Curry, et. al.)* (United States District Court for the District of Oregon, Case No. CV 01-1620 HU), alleging that the defendants violated obligations regarding the use and disclosure of confidential information and used such information to solicit and secure underground gas storage leases in areas of interest to the Company. Among other remedies, the Company seeks to have a constructive trust imposed on such leases and to require the defendants to assign their interest in such leases to the Company.

The defendants in this case have asserted counterclaims against the Company alleging that by asserting that the defendants have misused confidential information, the Company improperly interfered with the defendants' business opportunities. The assertions include claims for violation of antitrust laws and the defendants seek $15 million in damages, trebled, plus punitive damages and attorneys' fees. The Company believes these counterclaims are without merit. The litigation is currently in the discovery stage.

From time to time the Company is subject to other claims and litigation arising in the ordinary course of business. Although the final outcome of any legal proceeding cannot be predicted with certainty, the Company does not expect disposition of these matters to have a materially adverse effect on the Company's financial position, results of operations or cash flows.

COMPARATIVE CONSOLIDATED INCOME STATEMENTS

UTILITY GAS REVENUES

BY CUSTOMER CLASS



2002
93%
4%
3%
1990
87%
2%
11%
RESIDENTIAL, COMMERCIAL AND INDUSTRIAL FIRM
INDUSTRIAL INTERRUPTIBLE
TRANSPORTATION

Revenues from residential, commercial and industrial firm sales customers have consistently exceeded 87 percent of total gas revenues since 1990.

NET INCOME

IN MILLIONS OF DOLLARS



$70
$60
$50
$40
$30
$20
$10
92 93 94 95 96 97 98 99 00 01 02

- NET INCOME
- REDUCTION OF NET INCOME FROM INVESTMENT WRITEDOWNS:
  - $2.8 million from a loss on Agrico Cogeneration Corporation in 1992
  - $10.8 million loss for Financial Corporation and $1.7 million loss for Canor from asset impairment charges in 1998
  - $8.4 million loss from PGE acquisition costs in 2002

The Company earned $43.8 million in net income in 2002. Net income, excluding the loss provision for PGE acquisition costs, would have been $52.2 million.

Thousands, except per share amounts (year ended December 31)	**2002**	2001
Operating revenues:		
Gross operating revenues*	**$ 641,376**	$ 650,252
Cost of sales*	**353,832**	374,241
Net operating revenues*	**287,544**	276,011
Operating expenses:		
Operations and maintenance	**85,120**	83,920
Taxes other than income taxes	**34,076**	32,240
Depreciation, depletion and amortization	**52,090**	49,640
Loss on cogeneration facility	–	–
Total operating expenses	**171,286**	165,800
Income from continuing operations	**116,258**	110,211
Other income (expense)*	**(14,890)**	1,334
Interest charges – net	**34,132**	33,805
Income before income taxes	**67,236**	77,740
Income taxes	**23,444**	27,553
Net income from continuing operations	**43,792**	50,187
Discontinued segment:		
Income from discontinued segment – net of tax	–	–
Gain on sale of discontinued segment – net of tax	–	–
Net income	**43,792**	50,187
Redeemable preferred and preference stock dividend requirements	**2,280**	2,401
Earnings applicable to common stock	**$ 41,512**	$ 47,786
Average common shares outstanding	**25,431**	25,159
Basic earnings per share of common stock:		
From continuing operations	**$ 1.63**	$ 1.90
From discontinued segment	–	–
From gain on sale of discontinued segment	–	–
Total basic earnings per share	**$ 1.63**	$ 1.90
Diluted earnings per share of common stock:		
From continuing operations	**$ 1.62**	$ 1.88
From discontinued segment	–	–
From gain on sale of discontinued segment	–	–
Total diluted earnings per share	**$ 1.62**	$ 1.88
Dividends per share of common stock	**$ 1.26**	$ 1.245

See Notes to Consolidated Financial Statements.

**Interest on deferred regulatory accounts for years prior to 1998 was reclassified from gross operating revenues or cost of sales to other income (expense).*

2000	1999	1998	1997	1996	1995	1994	1993	1992
$ 532,110	$ 455,834	$ 404,390	$ 351,709	$ 370,826	$ 355,627	$ 367,861	$ 358,452	$ 274,397
274,160	212,197	173,424	130,599	141,842	142,025	162,199	138,751	101,672
257,950	243,637	230,966	221,110	228,984	213,602	205,662	219,701	172,725
77,817	73,209	78,226	73,864	76,204	72,018	70,881	70,723	64,249
28,351	24,652	21,939	19,952	21,597	24,181	24,263	25,561	20,865
47,440	51,008	43,937	39,051	37,971	40,594	38,058	39,683	33,035
–	–	–	–	–	–	–	–	4,575
153,608	148,869	144,102	132,867	135,772	136,793	133,202	135,967	122,724
104,342	94,768	86,864	88,243	93,212	76,809	72,460	83,734	50,001
3,860	4,816	(13,723)	4,138	6,891	9,055	8,393	1,116	(542)
33,561	30,052	31,586	28,469	26,711	25,679	24,919	25,107	26,733
74,641	69,532	41,555	63,912	73,392	60,185	55,934	59,743	22,726
26,829	24,591	14,604	21,034	27,118	22,120	20,473	22,096	6,951
47,812	44,941	26,951	42,878	46,274	38,065	35,461	37,647	15,775
–	355	350	181	519	–	–	–	–
2,412	–	–	–	–	–	–	–	–
50,224	45,296	27,301	43,059	46,793	38,065	35,461	37,647	15,775
2,456	2,515	2,577	2,646	2,723	2,806	2,983	3,488	2,560
$ 47,768	$ 42,781	$ 24,724	$ 40,413	$ 44,070	$ 35,259	$ 32,478	$ 34,159	$ 13,215
25,183	24,976	24,233	22,698	22,391	21,817	19,943	19,611	17,864
$ 1.80	$ 1.70	$ 1.01	$ 1.77	$ 1.95	$ 1.62	$ 1.63	$ 1.74	$ 0.74
–	0.01	0.01	0.01	0.02	–	–	–	–
0.10	–	–	–	–	–	–	–	–
$ 1.90	$ 1.71	$ 1.02	$ 1.78	$ 1.97	$ 1.62	$ 1.63	$ 1.74	$ 0.74
$ 1.79	$ 1.69	$ 1.01	$ 1.75	$ 1.92	$ 1.60	$ 1.61	$ 1.72	$ 0.74
–	0.01	0.01	0.01	0.02	–	–	–	–
0.09	–	–	–	–	–	–	–	–
$ 1.88	$ 1.70	$ 1.02	$ 1.76	$ 1.94	$ 1.60	$ 1.61	$ 1.72	$ 0.74
$ 1.24	$ 1.225	$ 1.22	$ 1.205	$ 1.20	$ 1.18	$ 1.173	$ 1.167	$ 1.147

COMPARATIVE CONSOLIDATED BALANCE SHEETS


NET UTILITY PLANT
IN MILLIONS OF DOLLARS
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
92 93 94 95 96 97 98 99 00 01 02
Utility plant continued to increase in 2002 as a result of customer growth and investments in system improvements and gas storage.


CAPITALIZATION
IN MILLIONS OF DOLLARS
$1050
$900
$750
$600
$450
$300
$150
92 93 94 95 96 97 98 99 00 01 02
COMMON EQUITY
PREFERRED AND PREFERENCE STOCK
LONG-TERM DEBT
In 2002, $32 million in cash dividends were paid to common shareholders, $25 million in Preference Stock was redeemed, $90 million in Medium-Term Notes were issued and $40.5 million in Medium-Term Notes were retired.

Thousands of dollars (December 31)	**2002**	2001
Assets:		
Plant and property:		
Utility plant	$ **1,539,965**	$ 1,465,079
Less accumulated depreciation	**560,798**	514,299
Utility plant – net	**979,167**	950,780
Non-utility property	**20,832**	18,203
Less accumulated depreciation and depletion	**4,404**	4,007
Non-utility property – net	**16,428**	14,196
Total plant and property	**995,595**	964,976
Other investments	**12,703**	23,233
Current assets:		
Cash and cash equivalents	**7,328**	10,440
Accounts receivable – net	**46,936**	64,722
Accrued unbilled revenue	**44,069**	57,749
Inventories of gas, materials and supplies	**58,030**	49,337
Investment in discontinued segment	–	–
Property held for sale	–	–
Prepayments and other current assets	**37,645**	28,086
Total current assets	**194,008**	210,334
Regulatory tax assets	**47,975**	48,469
Deferred gas costs receivable	–	–
Unrealized loss on non-trading derivatives	–	111,641
Deferred debits and other	**92,510**	76,369
Total assets	$ **1,342,791**	$ 1,435,022
Capitalization and liabilities:		
Capitalization:		
Common stock equity	$ **483,103**	$ 468,161
Redeemable preference stock	–	25,000
Redeemable preferred stock	**8,250**	9,000
Total capital stock	**491,353**	502,161
First mortgage debt	**439,500**	370,000
Unsecured debt	**6,445**	8,377
Total long-term debt	**445,945**	378,377
Total capitalization	**937,298**	880,538
Minority interest	–	–
Current liabilities:		
Notes payable	**69,802**	108,291
Accounts payable	**74,436**	70,698
Long-term debt due within one year	**20,000**	40,000
Taxes accrued	**7,822**	22,539
Interest accrued	**2,902**	3,658
Other current and accrued liabilities	**30,045**	28,396
Total current liabilities	**205,007**	273,582
Deferred investment tax credits	**7,824**	8,682
Deferred income taxes	**141,732**	130,424
Fair value of non-trading derivatives	–	111,868
Deferred gas costs payable	**10,635**	10,089
Regulatory liabilities and other	**40,295**	19,839
Total capitalization and liabilities	$ **1,342,791**	$ 1,435,022

**Deferred gas costs were included in deferred debits or regulatory accounts prior to 1995.*

2000	1999	1998	1997	1996	1995	1994	1993	1992
$ 1,406,970	$ 1,331,415	$ 1,239,690	$ 1,164,499	$ 1,055,112	$ 969,075	$ 908,238	$ 840,030	$ 779,274
478,138	436,386	404,117	366,607	336,141	308,702	279,112	255,282	233,385
928,832	895,029	835,573	797,892	718,971	660,373	629,126	584,748	545,889
8,649	8,548	89,050	52,422	45,689	53,807	49,586	42,764	44,629
3,451	7,654	29,927	22,843	19,388	16,997	24,456	20,646	15,480
5,198	894	59,123	29,579	26,301	36,810	25,130	22,118	29,149
934,030	895,923	894,696	827,471	745,272	697,183	654,256	606,866	575,038
14,526	16,557	16,714	35,126	34,723	37,882	37,097	34,574	40,336
11,283	10,013	7,383	6,731	8,219	7,782	8,068	4,198	7,537
60,753	43,349	47,476	39,420	40,833	34,385	42,152	43,972	33,008
45,619	31,550	34,258	23,911	22,340	21,493	20,320	25,890	20,738
46,883	33,919	21,258	17,385	14,439	14,254	14,958	16,838	15,797
–	29,163	–	–	–	–	–	–	–
–	16,712	–	–	–	–	–	–	–
22,834	18,349	16,105	17,226	12,483	12,396	10,041	16,412	8,220
187,372	183,055	126,480	104,673	98,314	90,310	95,539	107,310	85,300
49,515	51,060	56,860	56,860	57,940	60,430	60,430	62,130	–
16,973	20,950	27,795	28,628	–	–	*	*	*
–	–	–	–	–	–	–	–	–
76,297	76,878	69,191	58,859	52,620	43,472	41,982	38,156	31,160
$ 1,278,713	$ 1,244,423	$ 1,191,736	$ 1,111,617	$ 988,869	$ 929,277	$ 889,304	$ 849,036	$ 731,834

2000	1999	1998	1997	1996	1995	1994	1993	1992
$ 452,309	$ 429,596	$ 412,404	$ 366,265	$ 346,778	$ 323,552	$ 274,408	$ 258,565	$ 241,538
25,000	25,000	25,000	25,000	25,000	25,000	26,252	26,633	26,766
9,750	10,564	11,499	12,429	13,749	14,840	15,950	17,041	28,218
487,059	465,160	448,903	403,694	385,527	363,392	316,610	302,239	296,522
382,000	377,000	347,000	324,000	236,000	238,000	234,000	215,000	205,458
18,790	19,379	19,738	20,303	35,838	41,945	57,076	57,931	48,308
400,790	396,379	366,738	344,303	271,838	279,945	291,076	272,931	253,766
887,849	861,539	815,641	747,997	657,365	643,337	607,686	575,170	550,288
–	–	16,322	–	–	–	–	–	–
56,263	94,149	87,264	89,317	50,058	28,832	53,654	72,548	47,109
110,698	68,163	56,039	58,775	64,795	41,784	48,517	44,318	40,282
20,000	10,000	10,000	16,000	26,000	21,000	1,000	–	2,138
8,066	4,101	7,486	4,656	3,196	10,281	6,584	6,757	4,790
2,696	4,673	6,204	6,058	5,396	4,617	4,570	4,438	6,792
23,638	39,153	23,477	21,390	19,418	13,204	11,757	10,180	9,387
221,361	220,239	190,470	196,196	168,863	119,718	126,082	138,241	110,498
9,538	10,393	11,248	11,949	11,668	12,493	13,530	14,567	15,603
141,656	136,150	140,310	139,953	123,625	118,692	112,433	104,300	34,929
–	–	–	–	–	–	–	–	–
–	–	–	–	8,058	19,914	*	*	*
18,309	16,102	17,745	15,522	19,290	15,123	29,573	16,758	20,516
$ 1,278,713	$ 1,244,423	$ 1,191,736	$ 1,111,617	$ 988,869	$ 929,277	$ 889,304	$ 849,036	$ 731,834

COMPARATIVE FINANCIAL STATISTICS

EARNINGS PER SHARE

IN DOLLARS



$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
92 93 94 95 96 97 98 99 00 01 02

■ DILUTED EARNINGS PER SHARE

□ REDUCTION IN EARNINGS PER SHARE FROM INVESTMENT WRITEDOWNS:
- 16 cents per share in 1992 from a loss on Agrico Cogeneration Corporation
- 50 cents per share in 1998 due to asset impairment charges
- 33 cents per share in 2002 due to a loss provision for PGE acquisition costs

Diluted earnings were $1.62 per share in 2002. Results include a 33 cent per share loss provision for PGE acquisition costs.

YEAR-END MARKET PRICE & BOOK VALUE PER SHARE

IN DOLLARS



$35
$30
$25
$20
$15
$10
92 93 94 95 96 97 98 99 00 01 02

■ BOOK VALUE PER SHARE

□ EXCESS OF MARKET PRICE OVER BOOK VALUE PER SHARE

The year-end market-to-book ratio averaged 1.53x over the past 10 years. Total return to shareholders from dividends paid and market appreciation averaged 9.0 percent per year for this period.

	2002	2001
Common stock		
Ratios – year-end:		
Price/earnings ratio	**16.6***	13.4
Dividend yield at year-end rate – %	**4.7**	4.9
Dividend payout – %	**77.3***	65.5
Return on average common equity – %	**8.7***	10.4
Per share data – ($):		
Basic earnings	**1.63***	1.90
Diluted earnings	**1.62***	1.88
Dividends paid	**1.26**	1.245
Dividend rate at year-end	**1.26**	1.26
Book value at year-end	**18.88***	18.56
Market price:		
High	**30.70**	26.69
Low	**23.46**	21.65
Year-end	**27.06**	25.50
Average	**27.577**	23.666
Number of shares of common stock outstanding (000):		
Year-end	**25,586**	25,228
Average	**25,431**	25,159
Coverage data – times earned		
Fixed charges – Securities and Exchange Commission	**2.85***	3.14
Fixed charges – Standard & Poor's	**3.29**	3.30
Utility plant		
Capital expenditures (000)	$ **79,530**	$ 71,943
Depreciation – % of average depreciable utility plant	**3.5**	3.5
Accumulated depreciation – % of depreciable utility plant	**37.3**	35.8
Capital structure – year-end (%)		
(Exclusive of current portion of long-term debt)		
First mortgage debt	**46.9**	42.0
Unsecured debt	**0.7**	1.0
Total long-term debt	**47.6**	43.0
Redeemable preferred stock	**0.9**	1.0
Redeemable preference stock	**–**	2.8
Common stock equity	**51.5**	53.2
Total capital stock	**52.4**	57.0
Total capital structure	**100.0**	100.0
Effective tax rate		
Effective tax rate – % of pretax income	**35**	35

**Includes loss of $0.16 per share in 1992 on Agrico Cogeneration Corporation, losses of $0.50 per share in 1998 due to asset write-downs for Financial Corporation and Canor, and loss of $0.33 per share in 2002 for PGE acquisition costs.*

2000	1999	1998	1997	1996	1995	1994	1993	1992
13.9	12.9	25.4*	17.4	12.2	13.6	12.1	13.1	25.7*
4.7	5.6	4.7	3.9	5.0	5.5	6.0	5.1	6.0
65.3	71.6	119.6*	67.7	60.9	73.1	72.1	67.0	155.0*
10.8	10.2	6.4*	11.3	13.0	11.8	12.2	13.7	5.8*
1.90	1.71	1.02*	1.78	1.97	1.62	1.63	1.74	0.74*
1.88	1.70	1.02*	1.76	1.94	1.60	1.61	1.72	0.74*
1.240	1.225	1.22	1.205	1.20	1.18	1.173	1.167	1.147
1.24	1.24	1.22	1.22	1.20	1.20	1.173	1.173	1.147
17.93	17.12	16.59*	16.02	15.37	14.55	13.63	13.08	12.41*
27.50	27.875	30.75	31.25	25.75	22.667	24.333	25.333	22.50
17.75	19.50	24.25	23.125	20.833	18.667	19.00	19.00	17.667
26.50	21.938	25.875	31.00	24.00	22.00	19.667	22.833	19.00
22.147	24.629	27.248	25.292	23.054	20.75	21.25	22.167	20.00
25,233	25,092	24,853	22,864	22,555	22,243	20,129	19,766	19,460
25,183	24,976	24,233	22,698	22,391	21,817	19,943	19,611	17,864
3.14	3.12	2.20*	2.99	3.53	3.15	3.08	3.22	1.81*
3.16	3.19	2.72	3.05	3.71	2.87	2.98	3.47	2.08
$ 80,444	$ 109,144	$ 80,022	$ 115,886	$ 83,400	$ 67,163	$ 77,668	$ 70,404	$ 60,709
3.5	4.0	3.9	3.8	3.8	4.2	4.1	4.1	4.0
34.9	33.4	33.2	32.6	33.2	32.8	31.7	31.1	30.4
44.1	43.6	42.6	43.3	35.9	37.0	38.5	37.4	37.3
1.0	2.3	2.4	2.7	5.5	6.5	9.4	10.1	8.8
45.1	45.9	45.0	46.0	41.4	43.5	47.9	47.5	46.1
1.1	1.2	1.4	1.7	2.1	2.3	2.6	3.0	5.1
2.8	2.9	3.1	3.3	3.8	3.9	4.3	4.6	4.9
51.0	50.0	50.5	49.0	52.7	50.3	45.2	44.9	43.9
54.9	54.1	55.0	54.0	58.6	56.5	52.1	52.5	53.9
100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
36	35	35	33	37	37	37	37	31

COMPARATIVE OPERATING STATISTICS

CUSTOMER GROWTH



IN THOUSANDS
30
25
20
15
10
5
92 93 94 95 96 97 98 99 00 01 02

The Company added 19,136 new customers in 2002. The customer base has grown at a compound annual rate of 4.3 percent over the past 10 years.

COST OF PURCHASED GAS



IN CENTS PER THERM
$0.55
$0.50
$0.45
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
92 93 94 95 96 97 98 99 00 01 02

Cost of purchased gas, including demand charges, increased 8 percent in 2002 and was 115 percent higher than 10 years ago.

HEAT REQUIREMENTS



IN HEATING DEGREE DAYS
4,700
4,500
4,300
4,100
3,900
3,700
3,500
92 93 94 95 96 97 98 99 00 01 02
DEGREE DAYS
20-YEAR AVERAGE DEGREE DAYS

Weather conditions in NW Natural's service area were about average in 2002 but were considerably warmer than average in five of the previous 10 years.

Selected utility data	2002	2001
Customers at year-end		
Residential	**503,402**	485,207
Commercial	**56,087**	55,096
Industrial firm	**306**	383
Industrial interruptible	**31**	148
Total sales customers	**559,826**	540,834
Transportation customers	**241**	97
Total customers	**560,067**	540,931
Gas sales and transportation deliveries (000 therms)		
Residential	**357,091**	350,065
Commercial	**240,155**	242,293
Industrial firm	**63,215**	79,778
Industrial interruptible	**26,241**	63,597
Total gas sales	**686,702**	735,733
Transportation	**445,999**	385,783
Unbilled therms	**(6,617)**	1,771
Total volumes delivered	**1,126,084**	1,123,287
Operating revenues and cost of sales (000)		
Sales revenues:		
Residential	**$ 354,735**	$ 329,905
Commercial	**201,475**	190,236
Industrial firm	**42,965**	49,662
Industrial interruptible	**15,937**	34,283
Total gas sales revenues	**615,112**	604,086
Transportation	**26,020**	20,637
Unbilled revenues	**(12,702)**	13,774
Other	**4,018**	(2,325)
Total utility operating revenues	**632,448**	636,172
Cost of gas	**353,034**	364,699
Net utility operating revenues	**279,414**	271,473
Non-utility net operating revenues	**–**	4,538
Net operating revenues	**$ 279,414**	$ 276,011
Customer data		
Heat requirements:		
Actual degree days	**4,232**	4,325
20-year average degree days	**4,216**	4,202
Average use per customer in therms:		
Residential	**725**	738
Commercial	**4,334**	4,435
Average rate per therm (cents):		
Residential	**99.3**	94.2
Commercial	**83.9**	78.5
Industrial firm	**68.0**	62.2
Industrial interruptible	**61.7**	54.0
Total sales	**89.6**	82.1
Gas purchases (000 therms)	**708,796**	739,620
Gas purchased cost per therm – net (cents)	**51.07**	47.19
Average sendout cost of gas (cents)	**51.91**	49.45
Maximum day firm sendout (000 therms)	**4,278**	4,247
Maximum day total sendout (000 therms)	**6,172**	5,996
Payroll (000)		
Operating	**$ 42,168**	$ 40,856
Construction and other	**26,044**	25,626
Total	**$ 68,212**	$ 66,482
Utility employees	**1,261**	1,284
Number of customers served by each operating employee	**714**	671

2000	1999	1998	1997	1996	1995	1994	1993	1992
468,087	447,659	425,606	407,061	385,213	363,903	346,950	329,157	311,216
54,684	52,870	51,159	50,315	47,309	45,402	44,078	42,657	41,156
384	388	411	403	407	410	401	396	381
126	115	108	122	119	143	142	153	90
523,281	501,032	477,284	457,901	433,048	409,858	391,571	372,363	352,843
125	131	123	120	121	91	67	64	135
523,406	501,163	477,407	458,021	433,169	409,949	391,638	372,427	352,978
356,375	352,969	315,686	306,356	306,310	256,462	260,218	267,818	206,131
250,380	252,382	229,124	225,249	225,115	196,723	201,925	209,642	169,406
76,559	84,630	87,275	84,523	91,122	82,958	81,348	80,588	67,847
56,632	52,938	51,521	53,929	63,261	84,173	89,899	66,370	22,399
739,946	742,919	683,606	670,057	685,808	620,316	633,390	624,418	465,783
431,136	480,570	446,165	440,452	410,062	379,116	364,461	415,367	595,397
8,691	(9,343)	8,645	3,615	3,759	4,946	(7,519)	3,844	4,163
1,179,773	1,214,146	1,138,416	1,114,124	1,099,629	1,004,378	990,332	1,043,629	1,065,343
$ 280,642	$ 242,952	$ 205,388	$ 177,835	$ 183,802	$ 165,662	$ 176,510	$ 168,217	$ 124,834
159,660	139,425	117,889	100,677	104,582	99,079	108,452	103,476	78,614
37,378	35,857	34,303	27,025	30,672	31,268	34,443	31,340	24,867
23,483	17,182	15,337	13,944	17,097	24,113	27,361	18,884	6,920
501,163	435,416	372,917	319,481	336,153	320,122	346,766	321,917	235,235
21,491	21,351	19,958	22,029	22,533	16,650	14,702	17,892	25,564
12,661	(2,671)	8,314	1,647	1,627	1,173	(5,571)	5,153	2,603
(3,976)	1,194	2,617	7,884	9,824	9,411	429	2,625	2,812
531,339	455,290	403,806	351,041	370,137	347,356	356,326	347,587	266,214
273,978	212,021	173,242	130,381	141,789	142,025	162,437	138,751	101,489
257,361	243,269	230,564	220,660	228,348	205,331	193,889	208,836	164,725
589	368	402	450	636	8,271	11,773	10,865	8,000
$ 257,950	$ 243,637	$ 230,966	$ 221,110	$ 228,984	$ 213,602	$ 205,662	$ 219,701	$ 172,725
4,418	4,256	4,011	4,092	4,427	3,779	4,020	4,452	3,662
4,197	4,193	4,234	4,264	4,273	4,306	4,324	4,313	4,354
781	810	749	777	823	726	776	844	685
4,670	4,851	4,540	4,670	4,874	4,420	4,680	5,029	4,214
78.7	68.8	65.1	58.0	60.0	64.6	67.8	62.8	60.6
63.8	55.2	51.5	44.7	46.5	50.4	53.7	49.4	46.4
48.8	42.4	39.3	32.0	33.7	37.7	42.3	38.9	36.7
41.5	32.5	29.6	25.9	27.0	28.6	30.4	28.5	30.9
67.7	58.6	54.6	47.7	49.0	51.6	54.7	51.6	50.5
745,582	773,258	712,602	702,820	692,894	640,976	642,607	628,172	455,343
37.68	27.85	25.09	24.05	22.25	20.67	23.44	23.11	23.76
36.60	28.90	25.03	19.35	20.56	22.71	25.95	22.08	21.60
4,071	4,170	6,260	4,450	6,020	4,359	3,913	4,047	3,432
5,759	6,211	7,526	5,746	7,446	5,701	5,285	5,479	5,300
$ 38,979	$ 38,066	$ 37,573	$ 35,669	$ 34,037	$ 33,669	$ 33,888	$ 33,539	$ 30,398
24,756	24,322	24,625	24,630	22,920	22,074	20,795	21,056	19,802
$ 63,735	$ 62,388	$ 62,198	$ 60,299	$ 56,957	$ 55,743	$ 54,683	$ 54,595	$ 50,200
1,315	1,275	1,303	1,337	1,304	1,288	1,338	1,293	1,328
646	643	611	583	560	533	478	469	437


PEARL
920 NW KEARNEY

The officers of NW Natural gather in front of Pearl Court Apartments, a gas-heated complex of affordable multifamily housing in Portland's fast-growing Pearl District. From left to right in foreground are Bruce DeBolt, Dick Reiten, C.J. Rue, Mark Dodson and Mike McCoy. In background are (left to right) Lea Anne Doolittle, Gregg Kantor and Steve Feltz. Not pictured are Richelle Luther and Beth Ugoretz.

Bruce R. DeBolt, 55 [1980]
Senior Vice President, Finance, and Chief Financial Officer (1990-)
Senior Vice President, Finance and Administration and General Counsel (1987-1990)
Vice President and General Counsel (1983-1987)

Mark S. Dodson, 58 [1997]
President, Chief Executive Officer (2003-)
President, Chief Operating Officer (2001-2002)
General Counsel (1997-2002)
Senior Vice President, Public Affairs (1997-2001)

Lea Anne Doolittle, 47 [2000]
Vice President, Human Resources (2000-)
Director of Compensation, PacifiCorp (1993-2000)

Stephen P. Feltz, 47 [1982]
Treasurer and Controller (1999-)
Assistant Treasurer and Manager, General Accounting (1996-1999)

Gregg S. Kantor, 45 [1996]
Senior Vice President, Public and Regulatory Affairs (2003-)
Vice President, Public Affairs and Communications (1998-2002)
Director, Public Affairs and Communications (1996-1997)

Richelle T. Luther, 34 [2002]
Assistant Secretary (2002-)
Associate, Stoel Rives LLP (1997-2002)

Michael S. McCoy, 59 [1969]
Executive Vice President, Customer and Utility Operations (2000-)
Senior Vice President, Customer and Utility Operations (1999-2000)
Senior Vice President, Customer Services (1992-1999)

Richard G. Reiten, 63 [1995]
Chairman of the Board (2000-)
Chief Executive Officer (1997-2002)
President (1996-2001)

C. J. Rue, 57 [1974]
Secretary (1982-)
Assistant Treasurer (1987-)

Beth A. Ugoretz, 47 [2002]
Senior Vice President, General Counsel (2003-)
Executive Vice President, KinderCare Learning Centers, Inc. (1997-2000)
Senior Vice President, General Counsel and Secretary, Red Lion Hotels, Inc. (1993-1996)

[Date joined NW Natural]

In June 2002, NW Natural formed a cross-functional task force to review the Company's 1997 Community Relations Plan. The group was charged with updating the plan to reflect changing needs and opportunities in the communities served by NW Natural. The task force, which included representatives from every part of the Company, developed its recommendations over a six-month period. Following is the policy statement that was approved as part of the updated plan.

Community Involvement Policy

NW Natural is committed to being a good corporate citizen and to giving back to the communities that have contributed to its success for more than 140 years.

Through its community involvement programs, NW Natural is actively involved in working with communities, organizations and individuals to solve social problems and improve the quality of life in the Northwest. The Company fully encourages and supports employee participation in groups and activities that help communities thrive and grow.

NW Natural also demonstrates philanthropic leadership through its charitable giving program, aimed at organizations and causes that meet local needs and enhance livability in the Pacific Northwest.

Employee Volunteerism

NW Natural is actively involved in making a difference and solving community problems through a strong, proactive program of volunteering. The Company believes employee volunteerism fosters teamwork, helps develop new skills and promotes civic responsibility — to the advantage of the individual, the Company and the community.

Approved by Public Affairs Committee,
NW Natural Board of Directors
December 2002

John D. Carter, 57
Principal
Goldschmidt, Imeson, Carter
(Strategic planning and public affairs consulting)
Portland, Oregon
[2002] (2) (6)





Richard G. Reiten, 63
Chairman of the Board
NW Natural
Portland, Oregon
[1996]

Thomas E. Dewey, Jr., 70
Member
McFarland Dewey & Co., LLC
(Investment banking firm)
New York, N.Y.
[1986] (2) (6)





Robert L. Ridgley, 69
Retired Chairman of the Board
NW Natural
Vancouver, Washington
[1984] (4) (5) (6)

Mark S. Dodson, 58
President and Chief Executive Officer
NW Natural
Portland, Oregon
[2003]





Dwight A. Sangrey, 62
Business Development Consultant
(Information technology, engineering and health care)
Portland, Oregon
[1992] (2) (4) (5)

C. Scott Gibson, 50
President
Gibson Enterprises
(Venture capital firm)
Lake Oswego, Oregon
[2002] (3) (4) (5)





Melody C. Teppola, 60
Managing Partner
National Builders Hardware Company
(Regional and national distributor of builders hardware, decorative plumbing and woodworking machinery)
Portland, Oregon
[1987] (1) (4) (5)

Tod R. Hamachek, 57
Chairman and Chief Executive Officer
Penwest Pharmaceuticals Company
(Development of pharmaceutical drug delivery products and technologies)
Patterson, New York
[1986] (1) (2) (3)





Russell F. Tromley, 63
President and Chief Executive Officer
Tromley Industrial Holdings, Inc.
(Manufacturer of foundry equipment and distribution of nonferrous metals)
Tualatin, Oregon
[1994] (1) (2) (3)

Wayne D. Kuni, 72
Chairman
Kuni Enterprises
(Automobile dealerships)
Beaverton, Oregon
[1980] (1) (2) (3)





Richard L. Woolworth, 61
Chairman and CEO
The Regence Group
(Regional affiliation of health plans)
Portland, Oregon
[2000] (1) (4) (6)

Randall C. Papé, 52
President and Chief Executive Officer
The Papé Group, Inc.
(Sales and service of capital equipment)
Eugene, Oregon
[1996] (1) (3) (6)



[Year elected to the Board]
(1) Governance Committee
(2) Audit Committee
(3) Organization and Executive Compensation Committee
(4) Public Affairs Committee
(5) Environmental Policy Committee
(6) Finance Committee

Corporate Information

Notice of Annual Meeting
The 2003 Annual Meeting will be held at 2 p.m. Thursday, May 22, at the Portland Hilton Hotel, 921 S.W. Sixth Avenue, Portland, Oregon. A meeting notice and proxy statement will be sent to all shareholders in mid-April.

Form 10-K
The Company will provide its shareholders, without charge, a copy of the 2002 Annual Report on Form 10-K to the Securities and Exchange Commission. Requests should be made to the Corporate Secretary.

Stock Transfer Agent and Registrar
For all Preferred and Common Stock Issues:
NW Natural
220 N.W. Second Avenue
Portland, Oregon 97209
Attention: Shareholder Services

Trustee, Conversion and Interest Paying Agent
For Convertible Debentures:
The Bank of New York
Corporate Debt Operations, Floor 7-E
101 Barclay Street
New York, New York 10286
(800) 548-5075

Trustee and Bond Paying Agent
For all bond issues:
DB Services Tennessee Inc.
Security Holder Relations
P.O. Box 305050
Nashville, Tennessee 37230
(800) 735-7777

Common Stock Prices
The Company's common stock is listed and trades on the New York Stock Exchange using the symbol NWN. The quarterly high and low trading range during 2001 and 2002 was:

2002

Quarter	High	Low
1	28.50	24.20
2	30.30	27.60
3	30.20	23.46
4	30.70	25.50

2001

Quarter	High	Low
1	26.69	23.05
2	25.25	21.65
3	25.85	22.39
4	26.30	22.00

Dividend Reinvestment Plan
Common shareholders of record may reinvest all or part of their dividends in additional shares under the Company's plan. Cash purchases also may be made at the current market price under this plan, and no brokerage fees will be charged. A prospectus will be sent to any registered shareholder on request.

Dividend Payment Dates
February 15, 2003
May 15, 2003
August 15, 2003
November 14, 2003



James R. Boehlke
Investor Relations
(503) 721-2451
(800) 422-4012, Ext. 2451
jrb@nwnatural.com



Linda R. Williams
Shareholder Services
(503) 220-2590
(800) 422-4012, Ext. 3402
lrw@nwnatural.com

NW Natural
220 N.W. Second Avenue
Portland, Oregon 97209
(503) 226-4211
(800) 422-4012
www.nwnatural.com

Quarterly Financial Information (unaudited)

Dollars (thousands except per share amounts)	Quarter ended March 31	June 30	Sept. 30	Dec. 31	Total
2002					
Operating revenues	278,563	101,873	78,717	182,223	641,376
Net operating revenues	110,666	56,564	38,059	82,255	287,544
Net income (loss)	34,447	(2,992)	(6,008)	18,345	43,792
Basic earnings (loss) per share	1.34	(0.14)	(0.26)	0.70	1.63*
Diluted earnings (loss) per share	1.32	(0.14)	(0.26)	0.69	1.62*
2001					
Operating revenues	217,341	118,150	78,359	236,402	650,252
Net operating revenues	91,653	54,726	37,067	92,565	276,011
Net income (loss)	25,907	4,865	(4,976)	24,391	50,187
Basic earnings (loss) per share	1.00	0.17	(0.22)	0.94	1.90*
Diluted earnings (loss) per share	0.99	0.17	(0.22)	0.93	1.88*

** Quarterly earnings per share are based upon the average number of common shares outstanding during each quarter. Because the average number of shares outstanding has changed in each quarter shown, the sum of quarterly earnings may not equal earnings per share for the year. Variations in earnings between quarterly periods are due primarily to the seasonal nature of the Company's business.*

Forward-looking statements
The Company's future operating results will be affected by various uncertainties and risk factors, many of which are beyond the Company's control, including governmental policy and regulatory action, the competitive environment, economic factors and weather conditions. Some statements in this annual report may be forward-looking, and actual results may differ materially as a result of these uncertainties. For a more complete description of these uncertainties and risk factors, please refer to the Company's filings with the Securities and Exchange Commission on Forms 10-K and 10-Q.

NW Natural
220 NW Second Avenue
Portland, Oregon 97209
www.nwnatural.com

